UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

[ENGLISH TRANSLATION FOR INFORMATIONAL PURPOSES ONLY]

Grupo Televisa, S.A.B.

Av. Vasco de Quiroga No. 2000

Colonia Santa Fe

01210, Ciudad de México

México

Ticker Symbol: “TLEVISA”

Information Memorandum

Filed in accordance with Article 35 of the General Rules Applicable to Securities Issuers and Other Participants in the Securities Market.

Capitalized terms will have the meaning given to such terms in the “Glossary of Terms and Definitions” section of this Information Memorandum.

Summary of the Transaction

The corporate restructuring described in this Information Memorandum (the “Corporate Restructuring”) consists of several acts pursuant to which, among other things and subject to certain exceptions, Grupo Televisa will merge its content business with a Mexican resident subsidiary of Univision Holdings, to create, together with Univision, one of the leading production companies of Spanish audiovisual content worldwide, in which Grupo Televisa will be the largest shareholder of the combined business.

As part of the Corporate Restructuring, Grupo Televisa will merge and contribute entities and assets of its Content segment to and with those of a subsidiary of Univision that is a Mexican resident. The value at which Grupo Televisa will contribute such entities and assets is US$4,500 million, which amount will be received in a combination of cash and shares of Univision Holdings. In addition, Grupo Televisa and Univision Holdings have entered into commercial arrangements pursuant to which Grupo Televisa will receive additional consideration valued at approximately $300 million in the aggregate. As a result of the foregoing, Grupo Televisa will increase its equity interest in Univision Holdings to approximately 45% of the capital stock of Univision Holdings, which as of such date will hold, indirectly, 100% of the capital stock of Univision. Concurrently with the closing of the Corporate Restructuring, we expect certain new investors, including SoftBank Latin America Fund, Google, and The Raine Group to subscribe for newly issued shares of Univision Holdings for aggregate cash consideration of US$1,000 million. The increased equity interest of Grupo Televisa in Univision Holdings stated above reflects the subscription of new shares by these investors.

Grupo Televisa will use the proceeds from the Corporate Restructuring primarily to pay down debt, while continuing to pursue growth opportunities and strengthen its leading position through ongoing investments at its core businesses.

The Corporate Restructuring will be implemented pursuant to that certain Transaction Agreement dated April 13, 2021, which is described in further detail in the “II. Detailed Description of the Transaction” section of this Information Memorandum.

LionTree rendered an opinion to the Board of Directors of Grupo Televisa as to the fairness, from a financial point of view, as of April 13, 2021, of the consideration to be paid to Grupo Televisa pursuant to the Transaction Agreement. The full text of LionTree’s written opinion, dated April 13, 2021, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by LionTree in connection with the opinion, is attached hereto as Exhibit “IX.2”.

In addition, as part of the transactions to be carried out by Grupo Televisa in connection with the Corporate Restructuring, Grupo Televisa, directly or through one of its subsidiaries, will assign certain programming, personnel, services and a license of certain intellectual property agreements and rights related to Grupo Televisa’s news business to Tritón Comunicaciones, an entity controlled by Emilio Fernando Azcárraga Jean, for an aggregate consideration of approximately $940 million Pesos. Such assignment was approved by the Board of Directors of Grupo Televisa, based on the approval and recommendation of such transaction by the Audit and the Corporate Practices Committees. LionTree rendered an opinion to the Audit and Corporate Practices Committees as to the fairness, from a financial point of view, as of April 13, 2021, of the consideration to be paid to Grupo Televisa with respect to such assignment. The full text of LionTree’s written opinion, dated April 13, 2021, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by LionTree in connection with the opinion, is attached hereto as Exhibit “IX.3”.

The summaries of LionTree’s opinions in this Information Memorandum are qualified in their entirety by reference to the full text of LionTree’s written opinions. LionTree’s opinions were provided for the information and assistance of the Board of Directors of Grupo Televisa and its Audit and Corporate Practices Committees, respectively, and the opinions do not constitute a recommendation as to how any stockholder of Grupo Televisa should vote with respect to the Corporate Restructuring, the assignment, or any other matter.

The closing of the Corporate Restructuring is subject to certain customary conditions that are set fourth in the Transaction Agreement, including receipt of several regulatory approvals in Mexico, the United States of America and Colombia, and approval of the Corporate Restructuring by the shareholders of Grupo Televisa.

For more information on the Corporate Restructuring, see the “II. Detailed Description of the Transaction” section of this Information Memorandum.

Characteristics of the Securities Before and After the Transaction

The Corporate Restructuring will have no effect on (i) the Televisa Shares, (ii) CPOs issued based on such shares, (iii) the GDSs issued based on the CPOs, (iv) the Program for issuing certificados bursátiles for up to an amount of $26,000,000,000.00 Mexican Pesos, which is duly authorized by the CNBV, (v) the certificados bursátiles issued by Grupo Televisa with ticker symbol TLEVISA17, (vi) foreign negotiable instruments with ticker symbol TLEVISA 0443, or (vii) any other securities issued by Grupo Televisa as of the date of this Information Memorandum, and in each case, or on rights granted by each of the securities referred to above, and will not imply an exchange thereof.

This Information Memorandum is available on the website of Grupo Televisa at www.televisair.com and on the website of the BMV at www.bmv.com.mx.

Grupo Televisa will publish a translation into English of the Information Memorandum for informational purposes only, which will be available for consultation on the website of Grupo Televisa and on the website of the SEC at www.sec.gov as a report under Form 6-K.

Shares representing the capital stock of Grupo Televisa and CPOs issued based on such shares, the Certificados Bursátiles and the Foreign Credit Instruments issued by Grupo Televisa are registered with the National Registry of Securities (RNV) and are eligible for listing on the Mexican Stock Exchange (BMV).

Registration with the RNV does not imply certification as to the creditworthiness of the securities, solvency of the issuer, or accuracy or veracity of information contained in this statement, and it does not ratify acts performed in violation of laws, if any.

Mexico City, April 20, 2021

TABLE OF CONTENTS

GLOSSARY OF TERMS AND DEFINITIONS	6

I.	EXECUTIVE SUMMARY	9

I.1 Brief Description of the Participants	9

I.2 Most Relevant Aspects of the Corporate Restructuring	11

II.	DETAILED DESCRIPTION OF THE TRANSACTION	13

II.1 Detailed Description of the Corporate Restructuring	13

II.2 Objective of the Corporate Restructuring	16

II.3 Sources of Financing and Expenses Arising from the Corporate Restructuring	17

II.4 Date of Approval of Corporate Restructuring	17

II.5 Accounting Treatment of the Corporate Restructuring	18

II.6 Tax Effects of the Transaction	18

III.	INFORMATION CONCERNING EACH PARTY INVOLVED IN THE TRANSACTION	19

III.1 Information on Grupo Televisa	19

III.2 Information on GTV Merging Companies	20

III.3 Information on Univision	22

III.4 Information on Univision Merging Company	23

III.5 Information on Tritón Comunicaciones	24

IV.	RISK FACTORS	25

V.	SELECTED FINANCIAL INFORMATION	32

VI.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	35

VI.1 Results of Operations	35

VI.2 Financial Condition, Liquidity, and Capital Resources	37

V.	RELEVANT AGREEMENTS	38

VI.	RESPONSIBLE PERSONS	39

IX.1	Pro forma condensed consolidated financial statements of Grupo Televisa as of December 31, 2019, and for the years ended December 31, 2019 and 2020, and independent auditors’ assurance report.	40

IX. 2.	Opinion of LionTree to the Board of Directors related to the Corporate Restructuring.	56

IX.3	Opinion of LionTree to the Audit and Corporate Practices Committees of the Board of Directors related to the assignment of the news agreements.	62

GLOSSARY OF TERMS AND DEFINITIONS

Below is a glossary with the definitions of the main terms and acronyms used in this Information Memorandum:

Term	Definition

“1973 License Agreement”	means the program License agreement originally entered into on January 8, 1973, pursuant to which Grupo Televisa, among other things, produces the programming for the broadcasting channels identified as XEW-TV canal 2, XHTV-TV canal 4, XHGC-TV canal 5 y XEQ-TV canal 9, through the production of own content or third-party content, as assigned and amended from time to time.

“BMV”	means the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.)
“Circular Única”

means the General Rules that Apply to Issuers of Securities and Other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores) issued by the CNBV (as amended from time to time).

“CNBV”	means the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).
“CNIE”	means the National Commission of Foreign Investment (Comisión Nacional de Inversiones Extranjeras).
“COFECE”	means the Federal Antitrust Commission (Comisión Federal de Competencia Económica).
“ContentCo”	Means the entity resulting from the Merger (fusionante).
“Corporate Restructuring”	has the meaning given to such term in the cover of this Information Memorandum.
“CPOs”

means the ordinary participation certificates issued by Nacional Financiera, S.N.C., as trustee of trust 914-0, with ticker symbol “TLEVISA CPO”. Each CPO has been issued based on 25 series “A” shares, 22 series “B” shares, 35 series “D” shares, and 35 series “L” shares of the capital stock of Grupo Televisa.

“Dollars”	means dollars, legal tender in the United States.
“Equity Interest” or “Interests in ContentCo”	means the equity interests representing the capital stock of ContentCo.
“FCC”	means the Federal Communications Commission of the United States.

Term	Definition

“ForgeLight”	ForgeLight (Univision) Holdings, LLC
“FTC”	means the Federal Trade Commission of the United States.
“GDSs”	means Global Depositary Shares, each of which has been issued based on five CPOs each.
“Grupo Televisa”	means Grupo Televisa, S.A.B.
“GTV Merging Companies”

means the following subsidiaries of Grupo Televisa: Canal XXI, S.A. de C.V., Televisa, S.A. de C.V., TV de los Mochis, S.A. de C.V., Televisa Music Publishing, S.A. de C.V., Gyali, S.A. de C.V., Televisión de Puebla, S.A. de C.V., Televisora de Mexicali, S.A. de C.V., Torali, S.A. de C.V., and Recursos Administrativos Televisa, S.A. de C.V., whether one of such companies survives or all of them cease to exist.

“HSR”	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States.
“IFETEL”	means the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones).
“Indeval”	means S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.
“LFCE”	means the Federal Antitrust Law (Ley Federal de Competencia Económica).
“LFTR”	means the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión).
“LGSM”	means the General Law of Commercial Companies (Ley General de Sociedades Mercantiles).
“Liberty Global”	Liberty Global Ventures Limited
“License Agreement”

means the Second Amended and Restated 2011 Program License Agreement, dated as of July 1, 2015, between Grupo Televisa (as assignee of Televisa S.A. de C.V.) and Univision, including any amendments and exhibits thereto.

“LIE”	means the Foreign Investment Law (Ley de Inversión Extranjera).
“LionTree”	means LionTree Advisors LLC.
“LMV”	means the Securities Market Law (Ley del Mercado de Valores).

Term	Definition

“Merger”	Has the meaning given to such term in the “Corporate Restructuring” section of this Information Memorandum.
“Merger Agreement”	means the merger agreement to be executed among the Televisa Merging Companies and the Univision Merging Company.
“Mexico”	means the United Mexican States.
“RNV”	means the National Securities Registry (Registro Nacional de Valores).
“RPC”	means the Public Registry of Commerce (Registro Público de Comercio).
“Searchlight”	Searchlight III UTD, L.P.
“Shareholders’ Meeting of Grupo Televisa”	means the ordinary general shareholders’ meeting of Grupo Televisa to be held on or around May 24, 2021.
“SIC”	Superintendence of Industry and Commerce of Colombia (Superintendencia de Industria y Comercio de Colombia)
“Third Party Programmer Access Agreement”

means the third party programming access agreement with respect to the programming channels that will be broadcast through broadcast channels, including in multiprogramming of the broadcast concessionaires of Grupo Televisa with ContentCo.

“Transaction Agreement”	means the Transaction Agreement among Grupo Televisa, Univision Holdings and the other parties thereto, in which it was agreed, among others, to carry out the Corporate Restructuring.
“Tritón Comunicaciones”	Tritón Comunicaciones, S.A. de C.V.
“Televisa Shares”	means all shares representing the capital stock of Grupo Televisa.
“United States”	means the United States of America.
“Univision”	means Univision Communications, Inc.
“Univision Holdings”	means Univision Holdings, Inc. or Univision Holdings II, Inc. as the successor to Univision Holdings, Inc.
“Univision Merging Company”	means the company to be incorporated by certain indirect subsidiaries of Univision Holdings to be party to the Merger.
“Voting Agreement”

means the voting agreement between Mr. Emilio Fernando Azcárraga Jean and Univision Holdings dated April 13, 2021, pursuant to which Mr. Emilio Fernando Azcárraga Jean has agreed to vote all Televisa Shares, directly or indirectly, owned by him, in favor of the transactions entered into with Univision at the Shareholders’ Meeting of Grupo Televisa.

I.	EXECUTIVE SUMMARY

This summary contains a brief description of the participants and certain relevant aspects of the Corporate Restructuring and is not intended to contain all information that might be relevant thereon. Hence it is supplemented with the detailed information and financial information included in other sections of this Information Memorandum, and in the annual report for the year ended December 31, 2019 of Grupo Televisa, available at the website of the BMV www.bmv.com.mx.

I.1            Brief Description of the Participants.

Grupo Televisa

Grupo Televisa is a publicly held company (sociedad anónima bursátil) originally incorporated as a variable capital stock company (sociedad anónima de capital variable) by public deed number 30,200 dated December 19, 1990, issued by Francisco Javier Mondragón Alarcón, notary public number 73 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce with commercial folio number 142,164.

The main line of business of Grupo Televisa is as a holding company; however, its subsidiary companies are mainly engaged in the entertainment business, particularly in producing and broadcasting television shows, pay-TV programming, advertising sales, international distribution of television shows through program licenses, providing cable television and telecommunications services, development and operation of DTH Services, publishing and distribution of magazines, operation of a horizontal Internet portal in Spanish language, professional sports and live entertainment, production and distribution of movies, gaming and lotteries, and other businesses.

The main offices of Grupo Televisa are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, and its telephone number is 55 5261 2000.

GTV Merging Companies

All GTV Merging Companies are variable capital stock companies.

Canal XXI, S.A. de C.V. was incorporated by means of public deed number 35,967 dated March 20, 1986, issued by Manuel Oliveros Lara, notary public number 45 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of the State of Aguascalientes with commercial folio number 4, pages 21 to 28 of volume CXVII, book 3.

Televisa, S.A. de C.V. was incorporated by means of public deed number 44,074 dated December 14, 1972, issued by Rafael Oliveros Delgado, notary public number 26 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of Mexico City under volume 860, book 3°, number 224, at page 260.

TV de los Mochis, S.A. de C.V. was incorporated by means of public deed number 1,711 dated July 22, 1964, issued by Francisco José Cota, notary public number 22 for the city of Los Mochis, Municipality of Ahome, State of Sinaloa, the first official transcript of which was recorded in the Public Registry of Commerce of Los Mochis, Sinaloa, with registration number 38, book 156.

Televisa Music Publishing, S.A. de C.V. was incorporated by means of public deed number 34,590 dated February 14, 1996, issued by Luis Antonio Montes de Oca Mayagoitia, notary public number 29 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of Mexico City, with commercial folio number 206,438.

Gyali, S.A. de C.V. was incorporated by means of public deed number 22,314 dated May 20, 2014, issued by Manuel Enrique Oliveros Lara, notary public number 100 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of Mexico City, with electronic commercial folio number 518863-1.

Televisión de Puebla, S.A. de C.V. was incorporated by means of public deed number 19,301 dated August 16, 1962, issued by Mario D. Reynoso Obregón, notary public number 58 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of the city of Puebla, with number 172, page 187, volume 69, book 310 Ancillary.

Televisora de Mexicali, S.A. de C.V. was incorporated by means of public deed number 29,757, dated September 29, 1956, issued by Rafael Oliveros Delgado, notary public number 26 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of Mexicali, Baja California, under volume XIII, page 306, number 5,123.

Torali, S.A. de C.V. was incorporated by means of public deed number 53,204 dated October 10, 2013, issued by Francisco Javier Gerardo Oliveros Lara , notary public number 75 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of Mexico City, with commercial folio number 503547-1.

Recursos Administrativos Televisa, S.A. de C.V. was incorporated by means of public deed number 28,357 dated February 23, 2021, issued by Manuel Enrique Oliveros Lara, notary public number 100 for Mexico City, the first official transcript of which was recorded in the Public Registry of Commerce of Mexico City, with electronic commercial folio number N-2021012601.

The GTV Merging Companies and their subsidiaries mainly engage in the entertainment industry, particularly in the production and acquisition of audiovisual content, pay-tv programming, advertising sales, production, and exploitation of content in digital platforms, international distribution of television shows through program licenses, and production and distribution of movies, series, soap operas, and documentaries.

The main offices of the GTV Merging Companies are located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, and its telephone number is 55 5261 2000.

Univision Holdings

Univision Holdings, Inc. is a corporation originally organized as a limited liability company under the laws of the state of Delaware, United States under the name of Umbrella Holdings, LLC on June 6, 2006. On March 12, 2007, Univision Holdings, LLC was converted into a corporation and changed its name to Broadcasting Media Partners, Inc. In June 2015, it changed its name to Univision Holdings, Inc.

Univision Holdings is a holding company, which owns all the outstanding shares of Broadcast Media Partners Holdings, Inc., which in turn owns all of the outstanding shares of Univision Communications Inc. Univision Holdings is principally owned by certain affiliates of Grupo Televisa, Searchlight, ForgeLight and Liberty Global. Univision is a leading media company serving Hispanic America and has operations in two segments: Audiovisual Media and Radio.

Univision’s Media segment includes the Univision and UniMás broadcast networks; 10 cable chains, including Galavisión and TUDN (formerly known as the Univision Deportes Network); and 61 owned and operated television stations in major Hispanic markets in the United States and Puerto Rico. The Media segment also includes digital properties consisting of online and mobile websites and applications including Univision.com and Univision Now, a direct-to-consumer on-demand and live streaming subscription service.

The Radio segment, now known as Uforia, the Home of Latin Music, encompasses 58 owned and operated radio stations, across 15 markets that program regional Mexican, Latin Rhythmic, Adult Contemporary, Sports and talk formats. Additionally, the Radio segment includes a live event series and a robust digital audio platform.

The main offices of Univision Holdings are located at 8551 NW 30th Terrace, Doral, FL 33122.

Univision Merging Company

The Univision Merging Company will be organized as a Mexican variable capital limited liability company (sociedad de responsabilidad limitada de capital variable) prior to the Merger and will be an indirect wholly owned subsidiary of Univision Holdings.

Tritón Comunicaciones

Tritón Comunicaciones, S.A. de C.V. is a variable capital stock company. Tritón Comunicaciones was incorporated by means of public deed number 81,262 dated April 12, 2021, issued by Rafael Manuel Oliveros Lara, notary public number 45 for Mexico City, the first official transcript of which is in progress of being recorded in the Public Registry of Commerce.

Tritón Comunicaciones is a recently incorporated company. However, its main activity will primarily be the production and acquisition of audiovisual television news content.

I.2            Most Relevant Aspects of the Corporate Restructuring.

On April 13, 2021, Grupo Televisa and Univision announced the execution of the Transaction Agreement, pursuant to which, among other things, the Corporate Restructuring will be executed.

The Corporate Restructuring includes the merger of Univision Merging Company with nine indirect subsidiaries of Grupo Televisa, the GTV Merging Companies, which, subject to certain exceptions, together hold the content business of Grupo Televisa, other than its broadcast concessions.

Upon completion of the Corporate Restructuring, Grupo Televisa will increase its equity interest in Univision Holdings to approximately 45% of the capital stock of Univision Holdings, which will indirectly hold 100% of the capital stock of Univision. Concurrently with the closing of the Corporate Restructuring, we expect certain new investors, including SoftBank Latin America Fund, Google, and The Raine Group, to subscribe for newly issued shares of Univision Holdings for aggregate cash consideration of approximately US$1,000 million. The increased equity interest of Grupo Televisa in Univision Holdings stated above reflects the subscription of new shares by these investors.

As part of the Corporate Restructuring, Grupo Televisa will transfer to ContentCo or to certain subsidiaries of Univision:

A.	All rights and agreements granting access to third party programmers, whose program channels will be broadcast through the broadcast channels, including in multiprogramming channels of the concessionaires of Grupo Televisa.

B.	The 1973 License Agreement.

C.	Intellectual property rights required for content production, and the broadcasting rights in Spanish of sporting events, among others.

D.	The equity interests of certain foreign companies that are part of Grupo Televisa’s content business.

E.	The agreements and rights related to the distribution and marketing of Grupo Televisa’s content in the United States.

The assets set forth above are subject to certain exceptions, including for assets related to the news content business, assets related to the broadcasting of the signals, and concessions.

The closing of the Corporate Restructuring is subject to certain customary conditions that are set fourth in the Transaction Agreement, including obtaining various regulatory approvals in Mexico, the United States and Colombia, and approval thereof by the Shareholders’ Meeting of Grupo Televisa.

On April 13, 2021, Mr. Emilio Fernando Azcárraga Jean notified Grupo Televisa of the execution of a Voting Agreement with Univision Holdings, pursuant to which Mr. Emilio Fernando Azcárraga Jean agreed to vote all Televisa Shares, directly or indirectly, owned by him, in favor of the transactions entered into with Univision at the Shareholders’ Meeting of Grupo Televisa. In compliance with Article 49 of the LMV, a copy of the Voting Agreement is available for review at the offices of Grupo Televisa.

In addition, as part of the transactions to be carried out by Grupo Televisa in connection with the Corporate Restructuring, Grupo Televisa, directly or through one of its subsidiaries, will assign certain programming, personnel, services and a license of certain intellectual property agreements and rights related to Grupo Televisa’s news business to Tritón Comunicaciones, an entity controlled by Emilio Fernando Azcárraga Jean, for an aggregate consideration of approximately $940 million Pesos. Such assignment was approved by the Board of Directors of Grupo Televisa, based on the approval and recommendation of such transaction by the Audit and the Corporate Practices Committees. LionTree rendered an opinion to the Audit and Corporate Practices Committees as to the fairness, from a financial point of view, as of April 13, 2021, of the consideration to be paid to Grupo Televisa with respect to such assignment. The full text of LionTree’s written opinion, dated April 13, 2021, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by LionTree in connection with the opinion, is attached hereto as Exhibit “IX.3”.

II.	DETAILED DESCRIPTION OF THE TRANSACTION

II.1           Detailed Description of the Corporate Restructuring.

The Corporate Restructuring consists of the implementation of several transactions provided for in the Transaction Agreement, including:

1.	The Merger of the GTV Merging Companies and the Univision Merging Company.

As a result of the Merger, ContentCo, as surviving entity (fusionante), will be the successor to all rights and obligations of the GTV Merging Companies immediately prior to the Merger and the Univision Merging Company.

Under Article 225 of the LGSM, the Merger will become effective (i) between the parties, their shareholders, or members, and for accounting, financial, and tax purposes, on the same date on which the merger agreement is executed, and (ii) with respect to third parties, upon filing with the Public Registry of Commerce of the registered office of the Merging Companies, of the first official transcript of the public deed that notarizes the merger agreement and unanimous resolutions of the shareholders or members, as applicable, of each merging company, approving the Merger.

Once the Merger becomes effective, (i) Grupo Televisa will own, through Grupo Telesistema, S.A. de C.V., Promo-Industrias Metropolitanas, S.A. de C.V., Villacezán, S.A. de C.V., Corporativo TD Sports, S.A. de C.V., four Equity Interests in ContentCo that will represent, jointly, approximately 43.5% of the capital stock of ContentCo; and (ii) Univision will own, through its indirect subsidiaries, two Equity Interests in ContentCo that will represent approximately 56.5% of the capital stock of ContentCo.

2.	Upon effectiveness of the Merger, ContentCo will pay several commitments that were undertaken by ContentCo as a result of the Merger.

3.	Additionally, upon effectiveness of the Merger, Grupo Televisa, through Grupo Telesistema, S.A. de C.V., Promo-Industrias Metropolitanas, S.A. de C.V., Villacezán, S.A. de C.V., Corporativo TD Sports, S.A. de C.V., will contribute all of their Equity Interests in ContentCo to Univision Holdings, in exchange for 3,589,664 Class A common shares and 750,000 Series B convertible preferred shares of Univision Holdings, which together with the equity interest that Grupo Televisa holds as of the date hereof, will represent approximately, in the aggregate, 45% of the capital stock of Univision Holdings.

4.	The transfer by Grupo Televisa to ContentCo, or to certain subsidiaries of Univision, as applicable, of:

a.	The rights and agreements granting access to third party programmers, whose program channels will be broadcast through the broadcast channels, including in multiprogramming of the concessionaires of Grupo Televisa.

b.	The 1973 License Agreement.

c.	The intellectual property rights required for content production, and the broadcasting rights in Spanish of sporting events, among others.

d.	The equity interests of certain foreign companies that are part of Grupo Televisa’s content business.

e.	The agreements and rights related to the distribution and marketing of Grupo Televisa’s content in the United States.

 The assets set forth above are subject to certain exceptions, including for assets related to the news content business and concessions.

In addition, as part of the transactions to be carried out by Grupo Televisa in connection with the Corporate Restructuring, Grupo Televisa, directly or through one of its subsidiaries, will assign certain programming, personnel, services and a license of certain intellectual property agreements and rights related to Grupo Televisa’s news business to Tritón Comunicaciones, an entity controlled by Emilio Fernando Azcárraga Jean, for an aggregate consideration of approximately $940 million Pesos.

As a result of the Corporate Restructuring, Grupo Televisa will merge and contribute entities and assets of its Content segment to and with those of a subsidiary of Univision that is a Mexican resident. The value at which Grupo Televisa will contribute such entities and assets is US$4,500 million, which amount will be received in a combination of cash and shares of Univision Holdings. In addition, Grupo Televisa and Univision Holdings have entered into commercial arrangements pursuant to which Grupo Televisa will receive additional consideration valued at approximately $300 million in the aggregate. As a result of the foregoing, Grupo Televisa will increase its interest in Univision Holdings to approximately 45% of the capital stock of Univision Holdings, which will indirectly hold 100% of the capital stock of Univision. Concurrently with the closing of the Corporate Restructuring, we expect that certain new investors, including SoftBank Latin America Fund, Google, and The Raine Group, to subscribe for newly issued shares of Univision Holdings for aggregate cash consideration of approximately US$1,000 million. The increased equity interest of Grupo Televisa in Univision Holdings set forth above reflects the subscription of new shares by these investors.

As part of the Corporate Restructuring, Grupo Televisa will enter into a commercial relationship agreement with Univision Holdings pursuant to which the parties will agree, among other things, that:

i)	Univision Holdings will offer to the distribution platforms of Grupo Televisa, in Mexico, the audiovisual content distribution channels of Univision, under the same terms that apply as of the date of the Corporate Restructuring to the distribution by Grupo Televisa’s distribution platforms;

ii)	Grupo Televisa will be Univision Holdings’ preferential partner for third-party audiovisual content acquisitions for distribution in Mexico;

iii)	For the term of certain carriage agreements entered into between Grupo Televisa and Univision or their respective affiliates, Univision Holdings will continue to buy advertising inventory of the izzi and Sky platforms distributed on the same terms as Grupo Televisa buys advertising space on such platforms as of immediately prior to the consummation of the Corporate Restructuring;

iv)	Univision Holdings will continue to offer advertising inventory to izzi and Sky on terms no less favorable to Grupo Televisa as those pursuant to which other industry participants acquire advertising inventory from Univision Holdings.

The closing of the Corporate Restructuring is subject to several customary conditions that are set fourth in the Transaction Agreement, including receipt of certain regulatory approvals in Mexico, the United States and Colombia, and approval of the shareholders of Grupo Televisa. Additionally, Grupo Televisa and some of its subsidiaries have already obtained certain corporate and contractual approvals required for the Corporate Restructuring, as described in this section.

On April 13, 2021, the Board of Directors of Grupo Televisa approved the execution of the Transaction Agreement, subject to the approval of the Shareholders’ Meeting of Grupo Televisa, and corresponding call to the Shareholders’ Meeting of Grupo Televisa. The Audit Committee and the Corporate Practices Committee of Grupo Televisa have also issued a recommendation to the Board of Directors with respect to the Corporate Restructuring. LionTree rendered an opinion to the Board of Directors of Grupo Televisa as to the fairness, from a financial point of view, as of April 13, 2021, of the consideration to be paid to Grupo Televisa pursuant to the Transaction Agreement. The full text of LionTree’s written opinion, dated April 13, 2021, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by LionTree in connection with the opinion, is attached hereto as Exhibit “IX.2”.

The Corporate Restructuring is subject to, among others, the following approvals:

1.	Shareholders’ Meeting of Grupo Televisa. A Shareholders’ Meeting of Grupo Televisa will be held on or around May 24, 2021, to vote on the Corporate Restructuring.

On April 13, 2021, Mr. Emilio Fernando Azcárraga Jean notified Grupo Televisa of the execution of a Voting Agreement with Univision Holdings, pursuant to which Mr. Emilio Fernando Azcárraga Jean agreed to vote all Televisa Shares, directly or indirectly, owned by him, in favor of the transactions entered with Univision at the Shareholders’ Meeting of Grupo Televisa. In compliance with the provisions of Article 49 of the LMV, a copy of the Voting Agreement is available for consultation at the offices of Grupo Televisa.

2.	IFETEL Approval (Antitrust). The IFETEL is responsible for the analysis and approval of the Corporate Restructuring from an antitrust perspective, exclusively with respect to services involved that correspond to the telecommunications and broadcasting sectors.

3.	IFETEL Approval (Telecommunications). As part of the Corporate Restructuring, the IFETEL approval will be required to access multiprogramming, under Title Five Chapter IX, Section II of the LFTR and the General Guidelines to Access Multiprogramming published by the IFETEL’s Plenum on February 17, 2015.

4.	COFECE Approval (Antitrust). The COFECE is responsible for the analysis and approval of the Corporate Restructuring from an antitrust perspective, with respect to all activities involved corresponding to sectors other than the telecommunications and broadcasting sectors.

5.	CNIE Approval (Foreign Investment). Considering that, once the Corporate Restructuring is completed (i) the investment of Univision Holdings in ContentCo will exceed 49% of its capital stock and (ii) the value of the assets that ContentCo will own is expected to exceed the annual amount determined by the CNIE, its shareholders must request the approval of the CNIE to carry out the Corporate Restructuring, pursuant to Article 9 of the LIE and its regulations.

6.	United States Federal Communications Commission (FCC) Approval. The FCC regulates various aspects of transactions affecting U.S. broadcast licenses, including foreign investment in and control of entities directly or indirectly holding such licenses. The Corporate Restructuring will require regulatory filings with, and approval from, the FCC.

7.	United States Hart-Scott-Rodino Act (HSR) Approval. The Corporate Restructuring cannot close until the transaction is notified to the U.S. Department of Justice Antitrust Division and the Federal Trade Commission and the applicable waiting period provided in the HSR Act expires or is terminated.

8.	Antitrust Approval in Colombia. The approval from the SIC in Colombia will be required.

Grupo Televisa will use the proceeds from the Corporate Restructuring primarily to pay down debt, while continuing to pursue growth opportunities and strengthen its leading position through ongoing investments at its core businesses.

II.2           Objective of the Corporate Restructuring.

The main objective of the Corporate Restructuring is the combination of the content business of Grupo Televisa with a Mexican resident subsidiary of Univision Holdings, to create, together with Univision, one of the leading Spanish audiovisual content production companies in the world, in which Grupo Televisa will be the largest shareholder.

The Corporate Restructuring is the result of an ongoing analysis by the Board of Directors and management of Grupo Televisa to enhance shareholder value. The Board of Directors and management of Grupo Televisa consider that the Corporate Restructuring will generate important benefits. These benefits include, among others:

•	Grupo Televisa increasing its ownership of Univision, one of the leading producers and distributors of Spanish language content in the world.

•	The value of US$4,500 million, which amount will be received in a combination of cash and shares of Univision Holdings, ascribed to Grupo Televisa’s content business in the Corporate Restructuring, as well as the additional consideration valued at approximately $300 million in the aggregate that Grupo Televisa will receive.

•	Cash proceeds that provide immediate and certain value for Grupo Televisa, as compared to the risks associated with the ongoing operation of a content business, and that will allow Grupo Televisa to improve its consolidated net indebtedness position, including by reducing debt.

•	The ability to focus resources and management’s attention on Grupo Televisa’s Cable businesses, Sky, and other remaining segments.

•	Synergies expected to result from the combination of Grupo Televisa’s Content business with Univision, as well as greater resources of the combined content business to produce and acquire content.

•	Commercial agreements between Grupo Televisa’s retained businesses and Univision Holdings that will, among other things, provide the izzi and Sky platforms with continued access to content produced by the content business, advertising inventory and other benefits.

•	The greater geographic diversification of Grupo Televisa’s assets, through a larger investment in Univision Holdings.

Searchlight, ForgeLight, and Liberty Global will continue to hold equity interests in Univision, with SoftBank Latin America Fund, Google and The Raine Group becoming new equity investors. Univision is expected to benefit from the participation of the foregoing investors through their knowledge and experience in media, internet, and technology, which is expected to deepen the relationship of Univision with the Hispanic community, and therefore enhance the benefits of the investment by Grupo Televisa in Univision.

II.3           Sources of Financing and Expenses Arising from the Corporate Restructuring.

Expenses that Grupo Televisa will incur in connection with the Corporate Restructuring will be mainly related to payment of fees, taxes, registration fees, including those arising from the registration in the RPC, as well as external advisors’ fees, including for legal, financial, and accounting advisors that assist Grupo Televisa on the structuring, documentation, implementation, and execution of the Corporate Restructuring.

Grupo Televisa expects to pay these expenses with funds obtained as part of the Corporate Restructuring or from cash on hand.

II.4           Date of Approval of Corporate Restructuring.

On April 13, 2021, the Board of Directors of Grupo Televisa approved the Transaction Agreement and the transactions contemplated thereby, subject to the terms and conditions thereof, including approval of the Shareholders’ Meeting of Grupo Televisa, and corresponding call to the Shareholders’ Meeting of Grupo Televisa. The Audit Committee and the Corporate Practices Committee of Grupo Televisa have also issued a recommendation to the Board of Directors with respect to the Corporate Restructuring.

On April 13, 2021, the Board of Directors of Grupo Televisa, based on the approval and recommendation of the Audit and the Corporate Practices Committees, approved the assignment by Grupo Televisa, directly or through one of its subsidiaries of certain programming, personnel, services and a license of certain intellectual property agreements and rights related to Grupo Televisa’s news business to Tritón Comunicaciones, an entity controlled by Emilio Fernando Azcárraga Jean.

The Shareholders’ Meeting of Grupo Televisa will take place on or around May 24, 2021, at which the Corporate Restructuring will be submitted for approval of Grupo Televisa’s shareholders.

II.5           Accounting Treatment of the Corporate Restructuring.

For accounting purposes, the Corporate Restructuring will be recorded in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), mainly IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, and International Accounting Standard 28 - Investments in “Associates” (Asociadas) and Joint Ventures, IFRS 10 - Consolidated Financial Statements and IFRS 9 - Financial Instruments.

The most relevant accounts that will be affected in the financial statements of Grupo Televisa are shown in the selected financial information contained in this Information Memorandum.

The unaudited proforma condensed consolidated financial statements of Grupo Televisa included in this Information Memorandum were prepared to present the proforma consolidated financial information of Grupo Televisa, giving effect to the Corporate Restructuring, of its Content segment, the total amount that will be received by Grupo Televisa, and other effects related to such Corporate Restructuring, as if such Corporate Restructuring had been carried out and concluded on January 1, 2019, December 31, 2019, and January 1, 2020, respectively, as described in further detail in such unaudited pro forma condensed consolidated financial statements.

II.6           Tax Effects of the Transaction.

Merger

Mexican tax law provides that a merger of companies is not deemed a “transfer” for tax purposes, if the surviving company: (i) files a notice of merger with the tax authorities, (ii) files annual and informational tax returns of the relevant merging entities for the tax year in which the merger occurred, and (iii) continues carrying out the activities carried out by the merging companies and itself for at least one year following the merger. Assuming that ContentCo complies with all of the foregoing requirements, the Merger will not be deemed a “transfer” for tax purposes in Mexico.

Sale of Shares and Assignment of Rights

The Corporate Restructuring will entail the transfer of rights that, pursuant to Mexican tax law, are taxable for tax purposes in Mexico. In strict compliance with the applicable regulations, all tax implications to be generated from the aforementioned transactions will be determined.

Some of the transfers of shares and rights will be carried out in other jurisdictions; therefore, in strict compliance with the applicable regulations, the tax implications to be generated in such jurisdictions will be determined in accordance with the respective tax law of or the tax treaties entered into by such jurisdictions.

III.	INFORMATION CONCERNING EACH PARTY INVOLVED IN THE TRANSACTION

III.1         Information on Grupo Televisa.

Name

Grupo Televisa, S.A.B.

Business Overview

Grupo Televisa is a leading media company in Spanish language audiovisual content production, in the sale of advertisements through its different media platforms, a major cable operator, a leading pay-tv satellite system operator, and a broadband provider in Mexico.

Grupo Televisa distributes the content it produces through several open television channels in Mexico, and in more than 70 countries through 25 brands of pay-tv channels, television channels, cable operators, and OTT services.

In the United States, the audiovisual content of Grupo Televisa is distributed through Univision. Univision broadcasts the audiovisual content of Grupo Televisa through several platforms in exchange for royalty payments.

Furthermore, as of this date, Grupo Televisa owns an equity interest that represents approximately 36% (on a fully diluted, as converted basis) of Univision Holdings, the controlling entity of Univision.

The cable business of Grupo Televisa offers integrated services that include video, high-speed data services, and voice services to residential and business customers, and managed services to local and global telecommunication companies.

Grupo Televisa has a majority interest in Sky, which is one of the leading direct-to-home satellite pay-tv systems and broadband providers in Mexico and which also has operations in the Dominican Republic and Central America.

Grupo Televisa also has interests in the publication and distribution of magazines, professional sports, and life entertainment, film production and distribution, and games and lotteries.

For more information about Grupo Televisa and its operations, please refer to the annual report for the year ended December 31, 2019 of Grupo Televisa available on the website of Grupo Televisa, S.A.B. and on the website of the BMW.

Overview of Grupo Televisa’s Evolution

Since the publication of the annual report for the 2019 fiscal year, the quarterly report for the first quarter of 2020, and except for the relevant subsequent events disclosed by Grupo Televisa, the consolidated results of operations of Grupo Televisa have not had any material changes.

Capital Structure

As of the date hereof, the authorized, issued, subscribed, and paid-in capital stock of Grupo Televisa amounts to $2,459,153,472.38471, represented by 357,307,271,802 shares without par value. Shares of capital stock are divided as follows:

-	Series “A” up to 122,179,385,500 common shares;

-	Series “B” up to 58,019,647,162 common shares;

-	Series “D” up to 88,554,119,570 limited voting and preferred dividend shares; and

-	Series “L” up to 88,554,119,570 shares with restricted voting and other corporate right.

Material Changes in the Financial Statements Since the Last Annual Report

Since the publication of the annual report for the 2019 fiscal year, the quarterly report for the first quarter of 2020, and except for the relevant subsequent events disclosed by Grupo Televisa, the consolidated results of operations of Grupo Televisa have not had any material changes.

III.2         Information on GTV Merging Companies.

Name

Canal XXI, S.A. de C.V., Televisa, S.A. de C.V., TV de los Mochis, S.A. de C.V., Televisa Music Publishing, S.A. de C.V., Gyali, S.A. de C.V., Televisión de Puebla, S.A. de C.V., Televisora de Mexicali, S.A. de C.V., Torali, S.A. de C.V., and Recursos Administrativos Televisa, S.A. de C.V.

Business Overview

The GTV Merging Companies together hold the content business of Grupo Televisa, subject to certain exceptions, and engage mainly in the entertainment industry, particularly the production, acquisition, and broadcasting of television programs, pay-tv programming, advertising sales, exploitation of such content in its OTT platform “Blim”, international distribution of television programs (including through programming licenses), and production and distribution of movies, series, soap operas, and documentaries.

Overview of GTV Merging Companies Evolution

There have been no material changes in the financial information of the GTV Merging Companies since the date of the annual financial statements of each GTV Merging Company for the year ended December 31, 2020.

Capital Structure

Below is a diagram with the ownership structure of the GTV Merging Companies:

Grupo Telesistema, S.A. de C.V.
Villacezán, S.A. de C.V.
Corporativo TD Sports, S.A. de C.V.
Promo-Industrias Metropolitanas, S.A. de C.V.
4.745065%
0.848704%
94.404446%
Televisa, S.A. de C.V.
0.001785%
99.992%
Gyali, S.A. de C.V.
0.008%
99.931%
Televisión de Puebla, S.A. de C.V.
0.069%
99.991%
Televisora de Mexicali, S.A. de C.V.
0.009%
99.94%
Torali, S.A. de C.V.
0.06%
99.9902%
T.V. de los Mochis, S.A. de C.V.
0.098%
99.939163%
Televisa Music Publishing, S.A. de C.V.
0.060837%
99.99996%
Recursos Administrativos Televisa, S.A. de C.V.
0.00004%
99.9993%
Canal XXI, S.A. de C.V.
0.0007%

Material Changes in the Financial Statements

There have been no material changes in the financial information of the GTV Merging Companies since the date of the annual financial statements of each GTV Merging Company for the year ended December 31, 2020.

III.3         Information on Univision.

Name

Univision Holdings, Inc. or Univision Holdings II, Inc.

Business Overview

Univision Holdings is a holding company, which owns all of the outstanding shares of Broadcast Media Partners Holdings, Inc. which in turn owns all of the outstanding shares of Univision Communications Inc. Univision Holdings is principally owned by certain affiliates of Grupo Televisa, Searchlight, ForgeLight and Liberty Global. Univision is a leading media company serving the Hispanic community in the United States and has operations in two segments: Audiovisual Media and Radio.

Univision’s Media segment includes the Univision and UniMás broadcast networks; 10 cable chains, including Galavisión and TUDN (formerly known as the Univision Deportes Network); and 61 owned and operated television stations in major Hispanic markets in the United States and Puerto Rico. The Media segment also encompasses digital properties including online and mobile websites and applications such as Univision.com and Univision Now, a direct-to-consumer on-demand and live streaming subscription service.

The Radio segment now known as Uforia, the Home of Latin Music, encompasses 58 radio stations owned and operated by Univision, across 15 markets that program regional Mexican, Latin Rhythmic, Adult Contemporary, Sports and talk formats. Additionally, the Radio segment includes a live event series and a robust digital audio platform.

For more information about Univision and its operations, please see its website at: http://corporate.univision.com, with the understanding that such website (or its content) is not part of this Information Memorandum and neither Grupo Televisa or Univision assume any responsibility for the information contained therein or, where appropriate, omitted.

Overview of Univision’s Evolution

Univision was organized on June 6, 2006. Currently, it is a holding company and ultimate parent of Univision Communications Inc. The strategy of Univision focuses on providing entertainment and information to Spanish-speakers in the United States with news, sports and entertainment content through broadcast and cable television and audio and digital platforms.

In April 2019, Univision sold its English-language digital businesses including the Gizmodo Media Group, The Onion and Fusion Digital. The Gizmodo Media Group was composed mainly of Gizmodo, Deadspin, Lifehacker, Jezebel, Splinter, The Root, Kotaku, Earther and Jalopnik. These English-language digital businesses were previously included in the Media segment.

On December 29, 2020, Searchlight Capital Partners, LP, a global private equity firm, ForgeLight, LLC, an operating and investment company focused on the media and consumer technology sectors, and Liberty Global, through their respective affiliates, completed the acquisition of an approximately 64% interest in Univision Holdings from former equity holders (the “2020 Univision Acquisition”). In connection with the 2020 Univision Acquisition, Grupo Televisa maintained its ownership interest in Univision, and the License Agreement, which provides Univision with the exclusive right to broadcast Grupo Televisa’s content library in the United States, subject to certain exceptions, continued in effect.

For a detailed description of Univision’s evolution and development, please see its website at: http://corporate.univision.com, with the understanding that such website (or its content) is not part of this Information Memorandum and neither Grupo Televisa or Univision assumes any responsibility for the information contained therein or, where appropriate, omitted.

Capital Structure

Grupo Televisa has been informed that as of December 31, 2020, the total number of shares of capital stock that Univision is authorized to issue is 105,500,000 shares, consisting of: (a) 50,000,000 shares of Class A Common Stock, (b) 50,000,000 shares of Class B Common Stock, (c) 5,000,000 shares of Class C Subordinated Common Stock, and (iv) 500,000 shares of Preferred Stock.

Material Changes in the Financial Statements

Grupo Televisa has been informed that there have been no material changes in Univision's audited consolidated financial statements since the last annual report for the year ended December 31, 2020.

III.4	Information on Univision Merging Company.

Name

The corporate name of the Univision Merging Company will be authorized by the Ministry of the Economy pursuant to the LGSM.

Business Overview

The Univision Merging Company will be organized by Univision or one of its subsidiaries at the appropriate time and prior to the Merger.

Overview of Univision Merging Company Evolution

The Univision Merging Company will be organized by Univision or one of its subsidiaries at the appropriate time and prior to the Merger.

Capital Structure

The shareholders of the Univision Merging Company will be two wholly-owned subsidiaries of Univision.

Material Changes in the Financial Statements

As the Univision Merging Company will be organized at the appropriate time by Univision or one of its subsidiaries prior to the Merger, no material changes in its financial statements are expected to exist from its organization to the Merger.

III.5	Information on Tritón Comunicaciones.

Name

Tritón Comunicaciones, S.A. de C.V.

Business Overview

Tritón Comunicaciones is a recently incorporated company. However, its main activity will primarily be the production and acquisition of audiovisual television news content.

Overview of Tritón Comunicaciones’s Evolution

Tritón Comunicaciones is a recently incorporated company, and thus no material changes in its financial statements have existed since it was incorporated.

Capital Structure

As of the date hereof, the authorized, issued, subscribed, and paid-in capital stock of Tritón Comunicaciones amounts to $1,000.00, represented by 1,000 Series I shares.

Material Changes in the Financial Statements

Tritón Comunicaciones is a recently incorporated company, and thus no material changes in its financial statements have existed since it was incorporated.

IV.	RISK FACTORS

Grupo Televisa has identified the following risk factors related to the Corporate Restructuring and those related to the operations of ContentCo. Additionally, risk factors must be considered in relation to Grupo Televisa, Mexico, and the industry reflected in the annual report of Grupo Televisa, which is available on the website of Grupo Televisa www.televisair.com and on the website of the BMV www.bmv.com.mx.

Risks Related to the Corporate Restructuring

The proposed Corporate Restructuring could affect the share price of Grupo Televisa.

As a result of the proposed Corporate Restructuring, Grupo Televisa will increase its equity interest in Univision, without Grupo Televisa consolidating the results of Univision Holdings or controlling it. Moreover, as part of the Corporate Restructuring, Grupo Televisa will merge its content business (subject to certain exceptions) and, as a result, will have a less diversified business mainly focused on cable and satellite operations. As a result, Grupo Televisa could be perceived negatively by investors, which could affect the market price of Televisa’s shares or of the CPOs or GDSs.

Information presented in the unaudited pro forma consolidated financial statements and other financial information contained in this Information Memorandum may not be representative of the results of Grupo Televisa.

The unaudited proforma financial information presented in this Information Memorandum is based on certain assumptions that Grupo Televisa believes to be reasonable. However, Grupo Televisa cannot guarantee that such assumptions will be correct in the future. Consequently, unaudited proforma financial information and other financial information contained in this Information Memorandum may not reflect what the financial condition and results of operations of Grupo Televisa would have been had Univision been a company in which Grupo Televisa had the equity interest (after giving effect to the Corporate Restructuring) as described herein, or if Grupo Televisa had carried out the Corporate Restructuring with respect to its Content segment during the years reported, or what the financial condition and results of operations of Grupo Televisa will be in the future.

The Corporate Restructuring is subject to conditions, some or all of which may not be satisfied on a timely basis or at all. Failure to complete, or unexpected delays in completing, the Corporate Restructuring could affect expected results and have a negative impact on Grupo Televisa.

The closing of the Corporate Restructuring depends, among other things, on the COFECE Approval, the IFETEL Approval and the CNIE Approval in Mexico, and on the FCC approval and HSR clearance in the United States, SIC Approval in Colombia, and the approval of the Shareholders’ Meeting of Grupo Televisa, and on the satisfaction of certain other conditions, including the performance in all material respects of obligations that each party undertook under the Transaction Agreement. In addition, as part of the Corporate Restructuring, Univision Holdings intends to obtain approximately US$1,000 million of equity financing and approximately US$2,000 million of debt financing, for which it has obtained financing commitments but which has not been funded, as of the date of this Information Memorandum.

The failure to obtain any required approvals or satisfy other conditions to closing in a timely manner could result in a delay or uncertainty as to when or whether the Corporate Restructuring will occur, which could lead to greater uncertainty for Grupo Televisa and its employees, commercial counterparties and other stakeholders, or other negative effects, and could significantly reduce or delay achievement of the expected benefits of the Corporate Restructuring. Grupo Televisa cannot provide assurance that all the conditions to the Corporate Restructuring will be satisfied or waived, or that Univision Holdings will be able to obtain the financing required to complete the Corporate Restructuring, and therefore there can be no assurance that the Corporate Restructuring will be consummated.

If the Corporate Restructuring is not consummated, Grupo Televisa would not realize the anticipated benefits and may be subject to additional risks, including that (i) Grupo Televisa’s share price may decline, (ii) time and resources, financial or otherwise, committed by Grupo Televisa’s management to the Corporate Restructuring could otherwise have been devoted to pursuing other beneficial opportunities, and (iii) Grupo Televisa may experience negative reactions from the financial markets or other commercial counterparties or employees.

While the Corporate Restructuring is pending, Grupo Televisa will be subject to business uncertainties and contractual restrictions with respect to the content business, which may adversely affect its business and operations.

In connection with the pendency of the Corporate Restructuring, it is possible that some of Grupo Televisa’s customers, suppliers, partners and other persons with whom Grupo Televisa has a business relationship may delay or defer certain business decisions. In addition, completion of the Corporate Restructuring may trigger change in control, anti-assignment or other provisions in certain agreements to which Grupo Televisa or its subsidiaries are a party. These factors could negatively affect Grupo Televisa’s revenues, earnings and/or cash flows, as well as its share price, regardless of whether the Corporate Restructuring is completed.

Under the terms of the Transaction Agreement, the GTV Merging Companies are subject to certain restrictions, customary to these types of transactions, on the conduct of their business prior to completing the Corporate Restructuring, which may adversely affect Grupo Televisa’s ability to execute certain of its business strategies, including the ability in certain cases to acquire or dispose of assets, incur indebtedness or settle claims, in each case with respect to its content business. Such limitations could adversely affect the GTV Merging Companies’, or Grupo Televisa’s, business and operations, whether or not the Corporate Restructuring is completed.

In addition, the amount of the cash consideration, and the number of shares of Univision Holdings’ common and preferred stock, that Grupo Televisa will receive in the Corporate Restructuring will not be adjusted to reflect developments after the date of the Transaction Agreement (other than customary adjustments relating to working capital and net indebtedness), and as a result, Grupo Televisa will not receive additional consideration in the event that the value of content business increases, or the value of Univision Holdings’ equity declines, during the pendency of the Corporate Restructuring.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the Corporate Restructuring.

Uncertainties associated with the Corporate Restructuring may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of Grupo Televisa.

Grupo Televisa is dependent on the experience and industry knowledge of its officers and other key employees to execute its business strategy. The success of Univision Holdings after the completion of the Corporate Restructuring will depend in part upon its ability to motivate and retain certain key management personnel and employees of Grupo Televisa’s content business. Prior to the completion of the Corporate Restructuring, current and prospective employees of Grupo Televisa’s content business may experience uncertainty about their roles following the completion of the Corporate Restructuring, which may have an adverse effect on the ability of Grupo Televisa and/or Univision Holdings to attract, motivate or retain key management and other key personnel. Adverse effects arising from the difficulty in retaining key employees during the pendency of the Corporate Restructuring could be exacerbated by any delays in completion of the Corporate Restructuring.

In addition, if employees of Grupo Televisa’s content business depart, the integration of ContentCo and Univision Holdings may be more difficult, and this could have an adverse effect on the business, financial condition and results of operations of the combined company. Furthermore, the combined company may have to incur significant time and resources, financial and otherwise, to identify and hire replacements for departing employees and may lose significant expertise and talent, and Grupo Televisa’s ability to realize the anticipated benefits of the Corporate Restructuring may be adversely affected.

Grupo Televisa may not realize the intended benefits of the Corporate Restructuring.

Even if the Corporate Restructuring is completed, Grupo Televisa may not realize some or all of the anticipated benefits from the transactions. Expenses incurred to accomplish the Corporate Restructuring may be significantly higher than anticipated. Executing the Corporate Restructuring also requires significant time and attention from management, which could distract them from other tasks in operating Grupo Televisa’s business. Following the Corporate Restructuring, Grupo Televisa’s diversification of revenue sources will diminish due to the combination of its content business with and into Univision Holdings’ business, as a result of which its results of operations will be more reliant on its cable, Sky and other businesses, which may increase its exposure to the risks of such businesses and Grupo Televisa’s business, financial condition, results of operations and cash flows may be subject to increased volatility as a result.

Following the Corporate Restructuring, Grupo Televisa will not be able to rely on the earnings, assets or cash flow of the content business, except through its investment in Univision Holdings. In addition, following the Corporate Restructuring, Grupo Televisa will no longer receive royalty payments from Univision under the License Agreement, which represented approximately US$380 million of Grupo Televisa’s revenues for the year ended 2020.

Grupo Televisa expects to incur significant costs and expenses in connection with the Corporate Restructuring.

Grupo Televisa expects that it will incur certain nonrecurring costs in connection with the consummation of the Corporate Restructuring, including advisory, legal and other transaction costs, as described in Section II.3 of this Information Memorandum. Many of these costs have already been incurred or will be incurred regardless of whether the Corporate Restructuring is completed. Moreover, additional unanticipated costs may be incurred in connection with the Corporate Restructuring. Although Grupo Televisa expects that the realization of benefits related to the Corporate Restructuring will offset such costs and expenses over time, no assurances can be made that this net benefit will be achieved in the near term, or at all.

Following the Corporate Restructuring, certain key members of Grupo Televisa’s management team will be required to divide their time between Grupo Televisa and ContentCo.

In order to facilitate the orderly integration of Univision Holdings’ existing business and ContentCo, Messrs. Emilio Fernando Azcárraga Jean, Bernardo Gómez Martínez and Alfonso de Angoitia will participate in the management team of ContentCo from and after the closing of the Corporate Restructuring. These individuals will also continue in their current roles at Grupo Televisa, and their roles at ContentCo may divert their attention away from the day-to-day management of Grupo Televisa’s business, which could adversely affect its business, financial condition and operating results. As a result of these and other relationships between Grupo Televisa and Univision Holdings, certain of its directors and officers may have interests in the Corporate Restructuring that are different from those of Grupo Televisa’s shareholders and/or conflicts of interest between Grupo Televisa and Univision Holdings may arise following the completion of the Corporate Restructuring.

The value of the shares of Univision Holdings that Grupo Televisa will receive as a result of the Corporate Restructuring may be subject to significant volatility, and Grupo Televisa may not be able to realize the value of its investment in Univision.

A significant portion of the consideration Grupo Televisa will receive pursuant to the Transaction Agreement consists of shares of Univision Holdings, which would be issued to Grupo Televisa at an implied value greater than the value of Univision Holdings’ equity in the 2020 Univision Acquisition. In addition, the telecommunications and media businesses in which Univision Holdings has and will continue to operate have faced a number of challenges in recent years and there can be no assurance that such shares will continue to have the value implied by the Corporate Restructuring or will not be subject to significant volatility.

No public market exists for Univision Holdings’ shares and such shares are subject to transfer restrictions, so there can be no assurance that Grupo Televisa will be able to realize value from its investment in Univision Holdings at a time when it may be beneficial for Grupo Televisa to do so, or at all.

The opinions rendered by LionTree attached to this Information Memorandum will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of each opinion.

On April 13, 2021, LionTree rendered its opinion, which is attached to this Information Memorandum as Exhibit “IX.2”, to the Board of Directors that, as of such date and based upon and subject to various procedures followed, assumptions made, matters considered, qualifications and limitations described in the opinion, the consideration to be paid to Grupo Televisa pursuant to the Transaction Agreement was fair from a financial point of view. Also on April 13, 2021, LionTree rendered its opinion, which is attached to this Information Memorandum as Exhibit “IX.3”, to the to the Audit and Corporate Practices Committees that, as of such date and based upon and subject to various procedures followed, assumptions made, matters considered, qualifications and limitations described in the opinion, the consideration to be paid to Grupo Televisa in exchange for the assignment to Tritón Comunicaciones certain programming, personnel, services and a license of certain intellectual property agreements and rights related to Grupo Televisa’s news business, was fair from a financial point of view.

LionTree’s opinions were based on economic, monetary, market and other conditions as they existed on, and on the information made available to LionTree as of, April 13, 2021. Each opinion does not speak as of the time the Corporate Restructuring or the assignment and transfer to Tritón Comunicaciones, as applicable, will be completed or as of any date other than the date of the opinion. Although subsequent developments may affect its opinions, LionTree does not have any obligation to update, revise or reaffirm either opinion. These developments may include changes to the operations and prospects of Grupo Televisa or ContentCo, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of Grupo Televisa, and on which LionTree’s opinions were based, and that may alter the value of ContentCo or the news business at the effective time of the Corporate Restructuring.

Risks Related to ContentCo

ContentCo and Univision Holdings may be unable to successfully integrate the content business of Grupo Televisa with Univision’s existing content business or realize the anticipated benefits of the Corporate Restructuring.

The success of the Corporate Restructuring will depend, in part, on Univision Holdings’ ability to successfully combine and integrate ContentCo and its existing business, and realize the anticipated benefits, including synergies, cost savings, innovation and technological opportunities and operational efficiencies from the Corporate Restructuring in a manner that does not materially disrupt existing customer, supplier and employee relations and does not result in decreased revenues due to losses of, or decreases in demand by, customers. The ability of the combined company to realize these anticipated benefits is subject to certain risks, including whether the combined business will perform as expected. If Univision Holdings is unable to achieve these objectives within the anticipated time frame, or at all, existing business and operational relationships with customers, employees and other counterparties are not maintained, required change in control or anti-assignment consents and waivers are not obtained, or unforeseen expenses or liabilities arise, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of the Grupo Televisa’s investment in Univision Holdings may decline. Grupo Televisa and Univision Holdings may also fail to realize some or all of the anticipated benefits of the Corporate Restructuring if the integration process takes longer than expected or is more costly than expected.

The integration of ContentCo and Univision Holdings’ existing business may result in material challenges, including:

•	managing a larger, more complex business;

•	maintaining employee morale and retaining key management and other employees;

•	retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, as may be impacted by contracts containing consent and/or other provisions that may be triggered by the Corporate Restructuring, and generating new business and operational relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations, including unanticipated issues in integrating financial reporting, information technology infrastructure, data and content management systems and product platforms, communications and other systems;

•	coordinating geographically separate organizations;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls, compliance programs and other policies, procedures and processes;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies; and

•	unforeseen expenses or delays associated with the Corporate Restructuring.

Many of these factors will be outside of ContentCo or Univision Holdings’ control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts, which could materially affect the expected benefits of the Corporate Restructuring.

Clients, potential clients, providers, and other persons with whom ContentCo will establish business relationships might require warranties that its condition as an independent company is sufficient to meet their requirements to do or continue doing business with them.

Some clients, potential clients, providers, and other persons with whom ContentCo will maintain commercial relationships may require warranties that its condition as an independent company is sufficient to meet its requirements to do or continue doing business with them. Any breach by ContentCo or termination or modification of any agreements or relationships of the GTV Merging Companies with their customers, vendors, and other persons could have a material adverse effect on its business, results of operations, financial condition, and cash flows of ContentCo and, accordingly, adversely affect the value of Grupo Televisa’s investment in Univision Holdings.

The imposition of restrictions by regulatory and other authorities could have an adverse effect on the financial condition and results of operations of ContentCo.

A significant part of the activities and investments of ContentCo are performed in important regulated sectors. Regulatory authorities, including, among others, tax authorities, have increased monitoring of regulated entities and, therefore, ContentCo could be subject to sanctions, regulatory restrictions, financial penalties or other actions in the future that could be significant and could have a material and adverse effect on the financial condition and results of operations of ContentCo.

The performance of ContentCo and of Univision will affect the market price of the shares of Grupo Televisa or of the CPOs or GDSs, the underlying asset of which are such shares of Grupo Televisa.

Once the Corporate Restructuring is completed, Grupo Televisa will increase its equity interest in Univision Holdings to approximately 45% of the capital stock of Univision Holdings, which will indirectly hold 100% of the capital stock of Univision. Such interest will form an important part of the assets of Grupo Televisa. As a result of the foregoing, the performance of ContentCo and of Univision may have an effect on the market price of the shares of Grupo Televisa or of the CPOs or GDSs, the underlying asset of which are the shares of Grupo Televisa.

Although as a result of the Corporate Restructuring Grupo Televisa will acquire the largest equity interest in Univision Holdings, it will not have control of Univision Holdings and, therefore, its interests may differ from those of Univision Holdings or other investors in Univision.

The total equity interest that Grupo Televisa will acquire as a result of the Corporate Restructuring in Univision Holdings will result in Grupo Televisa continuing to be the largest shareholder. In addition, Grupo Televisa will be entitled to appoint five directors to the Board of Directors of Univision Holdings, including the chairperson, and its consent will be required before Univision Holdings can take certain actions, such as fundamental changes to its business or certain amendments to its governing documents. However, such equity interest and rights do not grant Grupo Televisa control over Univision Holdings; instead, Univision Holdings will be deemed an “associate” (asociada) of Grupo Televisa under applicable accounting regulations. As a result of the foregoing, if the interests of the rest of the investors of Univision Holdings differ from those of Grupo Televisa, Univision Holdings may conduct its businesses differently than the way that is in the best interests of Grupo Televisa and its shareholders and/or the way that Grupo Televisa historical operated its content business, and such change may have an effect on the financial position and results of operations of Grupo Televisa and the expected benefits of the Corporate Restructuring.

Following the Corporate Restructuring, Grupo Televisa will rely on contractual arrangements with Univision Holdings to provide content for a large portion of its business operations, which may not be as effective as direct ownership of the content business.

Following the Corporate Restructuring, Grupo Televisa’s remaining businesses will have significant contractual arrangements with Univision Holdings to provide content for Grupo Televisa’s satellite and cable platforms, including the commercial relationship agreement described in Section II.1 of this Information Memorandum. These contractual arrangements may not be as effective as direct ownership in providing Grupo Televisa with control over such content. For example, Univision Holdings could pursue a content development and production strategy that is different from the strategy we would have pursued or could breach its contractual arrangements with Grupo Televisa or otherwise take actions that are detrimental to Grupo Televisa’s interests. In addition, if any dispute relating to Grupo Televisa’s contractual arrangements with Univision Holdings remains unresolved, Grupo Televisa will have to enforce our rights under these contracts through litigation or other legal proceedings, as applicable, and therefore will be subject to uncertainties in the legal system. As the composition of the businesses of Grupo Televisa will be different following the Corporate Restructuring, the results of operations and as well as the market price of Grupo Televisa’s shares or of the CPOs or GDSs, the underlying asset of which are the shares of Grupo Televisa, will be affected by factors different from those affecting Grupo Televisa prior to the completion of the Corporate Restructuring.

V.	SELECTED FINANCIAL INFORMATION

The selected financial information included in this section comes from the Annual Report of Grupo Televisa for the year ended December 31, 2019, the Quarterly Report of Grupo Televisa for the fourth quarter of 2020 (“Base Figures”), and from the unaudited proforma condensed consolidated financial statements of Grupo Televisa, which are attached to this Information Memorandum, and include proforma adjustments and figures, and explanatory notes as of December 31, 2019, and for the years ended December 31, 2019 and 2020. This information has been prepared based on IFRS issued by the IASB, and should be read in conjunction with Section VI “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the attached unaudited proforma condensed consolidated financial statements, and it is reported in millions of Mexican pesos.

The proforma condensed consolidated income statement for the year ended December 31, 2019, the proforma condensed consolidated statement of financial position as of December 31, 2019, and the proforma condensed consolidated income statement for the year ended December 31, 2020, present unaudited proforma condensed consolidated financial information of Grupo Televisa as if the Corporate Restructuring described in this Information Memorandum had been carried out and completed as of January 1, 2019, December 31, 2019, and January 1, 2020, respectively.

Grupo Televisa, S.A.B. and Subsidiaries

Unaudited proforma condensed consolidated income statement

For the year ended December 31, 2019

(Millions of Mexican Pesos)	Base Figures (Audited)	Proforma Adjustments (Unaudited)	Proforma Figures (Unaudited)
Net Sales	$101,757.2	$(30,095.5)	$71,661.7
Operating income	17,005.0	(10,715.2)	6,289.8
Finance expense	(11,275.2)	(2,250.0)	(13,525.2)
Finance income	2,464.4	235.0	2,699.4
Share in income of associates and joint ventures, net	581.0	2,834.6	3,415.6
Income before income taxes	8,775.2	(9,895.6)	(1,120.4)
Income taxes	(2,668.4)	5,186.9	2,518.5
Income from continuing operations	6,106.8	(4,708.7)	1,398.1
Income from discontinued operations, net	-	49,706.1	49,706.1
Net income	$6,106.8	$44,997.4	$51,104.2

For more information, see the proforma condensed consolidated income statement for the year ended December 31, 2019, and notes related to such financial statement in Exhibit IX.1.

Grupo Televisa, S.A.B. and Subsidiaries

Unaudited proforma condensed consolidated statement of financial position

As of December 31, 2019

(Millions of Mexican Pesos)	Base Figures (Audited)	Proforma Adjustments (Unaudited)	Proforma Figures (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$27,452.0	$53,862.5	$81,314.5
Trade notes and accounts receivable, net	14,486.2	(5,702.4)	8,783.8
Other accounts, taxes, and trade payables, net	10,692.7	(2,639.1)	8,053.6
Accounts receivable from related parties	814.4	11,279.7	12,094.1
Transmission rights and programming	6,479.3	(5,890.2)	589.1
Other non-current assets	8,200.3	(1,116.4)	7,083.9
Total non-current assets	68,124.9	49,794.1	117,919.0
Non-current assets:
Transmission rights and programming	7,901.6	(7,686.8)	214.8
Investments in financial instruments	44,265.9	(19,612.6)	24,653.3
Investments in associates and joint ventures	9,068.5	47,831.8	56,900.3
Property, plant, and equipment, net	83,329.2	(7,784.6)	75,544.6
Investment property, net	-	2,260.0	2,260.0
Right-of-use assets, net	7,553.1	(250.5)	7,302.6
Intangible assets and goodwill, net	43,329.0	(604.5)	42,724.5
Deferred income tax assets	24,185.1	(3,776.2)	20,408.9
Other non-current assets	2,586.5	(11.3)	2,575.2
Total non-current assets	222,218.9	10,365.3	232,584.2
Total assets	$290,343.8	$60,159.4	$350,503.2
LIABILITIES
Current liabilities:
Current portion of long-term debt	$2,435.8	$-	$2,435.8
Current portion of lease liabilities	1,257.8	(519.9)	737.9
Accounts payable to suppliers and cumulative expenses	20,909.7	(6,661.5)	14,248.2
Customer deposits and advances	5,779.8	(4,283.3)	1,496.5
Taxes payable	5,918.2	8,597.2	14,515.4
Employee benefits	911.9	(661.0)	250.9
Other current liabilities	5,172.8	16,866.7	22,039.5
Total current liabilities	42,386.0	13,338.2	55,724.2
Non-current liabilities:
Long-term debt	120,444.7	-	120,444.7
Lease liabilities	8,105.8	259.4	8,365.2
Advance from related party	-	5,754.5	5,754.5
Post-employment benefits	1,468.1	(836.4)	631.7
Deferred income tax liabilities	7,052.2	(1.2)	7,051.0
Other non-current liabilities	5,482.8	(2,124.6)	3,358.2
Total non-current liabilities	142,553.6	3,051.7	145,605.3
Total liabilities	184,939.6	16,389.9	201,329.5
EQUITY	105,404.2	43,769.5	149,173.7
Total liabilities and equity	$290,343.8	$60,159.4	$350,503.2

For more information, see the proforma condensed consolidated statement of financial position as of December 31, 2019, and notes related to such financial statement in Exhibit IX.1.

Grupo Televisa, S.A.B. and Subsidiaries

Unaudited proforma condensed consolidated income statement

As of December 31, 2019

(Millions of Mexican Pesos)	Base Figures (Audited)	Proforma Adjustments (Unaudited)	Proforma Figures (Unaudited)
Net sales	$97,361.6	$(25,567.1)	$71,794.5
Operating income	17,549.2	(10,745.3)	6,803.7
Finance expense	(10,482.2)	88.8	(10,393.4)
Finance income	4,381.0	1,881.5	6,262.5
Share in (loss) income of associates and joint ventures, net	(5,769.4)	6,076.0	306.6
Income before income taxes	5,678.4	(2,699.0)	2,979.4
Income taxes	(5,004.7)	4,907.8	(96.9)
Income from continuing operations	673.7	2,208.8	2,882.5
Income from discontinued operations, net	-	42,577.4	42,577.4
Net income	$673.7	$44,786.2	$45,459.9

For more information, see the proforma condensed consolidated income statement for the year ended December 31, 2020, and notes related to such financial statement in Exhibit IX.1.

VI.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis provided below has been prepared to provide a description of the most relevant effects of the Corporate Restructuring described in this Information Memorandum, reflected in the unaudited proforma condensed consolidated financial statements of Grupo Televisa attached hereto as of December 31, 2019, and for the years ended December 31, 2019 and 2020. This discussion and analysis is not intended to be a comprehensive description of all of the effects or consequences of such Corporate Restructuring, and should be read in conjunction with the Annual Report for the year ended December 31, 2019, and the Quarterly Report of the fourth quarter of 2020 of Grupo Televisa, which are available at the websites www.televisair.com and www.bmv.com.mx.

VI.1         Results of Operations.

A discussion of the most significant changes in the proforma condensed consolidated income statements of Grupo Televisa for the years ended December 31, 2019 and 2020, as a result of the Corporate Restructuring, follows:

Net Sales

The proforma net sales of Grupo Televisa would reflect a reduction of $30,095.5 million or 29.6% for the year ended December 31, 2019, and of $25,567.1 million or 26.3% for the year ended December 31, 2020, as a result of the Corporate Restructuring.

Operating Income

The proforma operating income of Grupo Televisa for the years ended December 31, 2019 and 2020 would be reduced to $6,289.8 million and $6,803.7 million, respectively, representing 63.0% and 61.2%, respectively, lower than that which was recorded in such years, and reflecting a proforma operating margin of 8.8% and 9.5%, respectively, in comparison with a margin of 16.7% and 18.0%, respectively, of Grupo Televisa before the Corporate Restructuring.

Finance Expense, Net

The proforma finance expense, net, of Grupo Televisa for the year ended December 31, 2019 would be increased in largest measure by a major unfavorable effect of foreign exchange hedging mainly due to the increase in the investment of Grupo Televisa in Univision Holdings as of January 1, 2019, as a result of (i) the common and preferred shares that would be issued by Univision Holdings to Grupo Televisa as if such transaction had been made on such date; (ii) the designation of this new investment in shares of Univision Holdings as a hedged item by hedging long-term debt of Grupo Televisa denominated in U.S. dollars; and (iii) the appreciation of the Mexican peso against the U.S. dollar in 2019. This effect was partially offset by the recognition of a dividend derived from the preferred shares that would be issued by Univision Holdings and received by Grupo Televisa.

The proforma finance expense, net, of Grupo Televisa for the year ended December 31, 2020 would be increased in largest measure by a higher favorable effect of foreign exchange hedging mainly due to the increase in the investment of Grupo Televisa in Univision Holdings as of January 1, 2020, as a result of (i) the common and preferred shares that will be issued by Univision Holdings to Grupo Televisa as if such transaction had been made on such date; (ii) the designation of this new investment in shares of Univision Holdings as a hedged item by hedging long-term debt of Grupo Televisa denominated in US dollars; and (iii) the appreciation of the Mexican Peso against the U.S. dollar in 2020. This effect was partially compensated by the recognition of a dividend derived from the preferred shares that would be issued by Univision Holdings and received by Grupo Televisa.

Share in Income or Loss of Associates and Joint Ventures, Net

The proforma share in income of associates and joint ventures, net, of Grupo Televisa for the year ended December 31, 2019 would have increased mainly due to the increased participation of Grupo Televisa in the proforma net income of Univision Holdings for the year ended December 31, 2019, as a result of the additional shares of common stock issued by Univision Holdings to Grupo Televisa.

The proforma share in income or loss of associates and joint ventures, net, of Grupo Televisa for the year ended December 31, 2020 would have had a favorable effect mainly due to the effect of reversing an impairment adjustment recognized by Grupo Televisa for its investment in shares of Univision Holdings as of March 31, 2020, as well as an increased share of Grupo Televisa in the proforma net income of Univision Holdings for the year ended December 31, 2020, as a result of the additional shares of common stock issued by Univision Holdings to Grupo Televisa.

Income Taxes

The proforma income taxes from continuing operations of Grupo Televisa for the years ended December 31, 2019 and 2020 would have had a favorable change in the amount of $5,189.9 million and $4,907.7 million, respectively, for an income tax benefit (expense) of $2,518.5 million and $(96.9) million, respectively, as a result of the Corporate Restructuring.

Income from Discontinued Operations, Net

The proforma income from discontinued operations, net of income taxes of Grupo Televisa for the years ended December 31, 2019 and 2020 would amount to $49,706.1 million and $42,577.4 million, respectively, as the favorable result from the Corporate Restructuring, as if it had been carried out and completed on January 1, 2019 and 2020, respectively.

Net Income

The proforma net income of Grupo Televisa for the years ended December 31, 2019 and 2020 would have increased by $44,997.4 million and $44,786.2 million, respectively, to $51,104.2 million and $45,459.9 million, respectively, mainly due to the Corporate Restructuring, assuming that it had been carried out on January 1, 2019 and 2020, respectively, and assuming the acquisition by Grupo Televisa of additional shares of common stock and preferred shares issued by Univision Holdings as of such dates, respectively.

VI.2        Financial Condition, Liquidity, and Capital Resources.

A discussion of the most material changes in the proforma condensed consolidated statement of financial position of Grupo Televisa as of December 31, 2019, as a result of the Corporate Restructuring, follows:

The increase in the proforma consolidated net assets of Grupo Televisa as of December 31, 2019 of $43,769.5 million the increase in the consolidated equity as of such date will be $149,173.7 million, in each case mainly due to the net income resulting from the Corporate Restructuring, as if the Corporate Restructuring had been carried out as of December 31, 2019, which would have mainly resulted in (i) an increase in cash equivalents in an amount of $53,862.5 million; and (ii) an increase in the investment of Grupo Televisa in associates and joint ventures in the amount of $47,831.8 million.

V.	RELEVANT AGREEMENTS

As a result of the Merger, ContentCo will assume all obligations of the GTV Merging Companies on the effective date of the Merger. Except as set forth in this Information Memorandum or as provided for in the agreements relating to the Corporate Restructuring, no material changes are expected in the material agreements of Grupo Televisa and/or the GTV Merging Companies.

Grupo Televisa will provide a copy of this document to any shareholder and/or investor that requests it to the Office of Investor Relations of Grupo Televisa. Mr. Rodrigo Villanueva is the person responsible for investor relations, and he may be found at his office at Avenida Vasco de Quiroga, No. 2000, Colonia Santa Fe, 01210, Ciudad de México, or at the telephone number 55-5261-2446.

Investors that so desire may consult the public documents that have been filed with the CNBV and the BMW, including periodic information about the financial condition and results of Grupo Televisa, and certain relevant events that Grupo Televisa discloses through the BMW. This information is available to the public at the BMW Information Center located in the Centro Bursátil located at Paseo de la Reforma No. 255, Colonia Cuauhtémoc, C.P. 06500, Mexico City.

Grupo Televisa has a website that contains general information about Grupo Televisa, www.televisair.com. This page contains information on Grupo Televisa that does not form part of this document.

VI.	RESPONSIBLE PERSONS

The undersigned declare under oath that, within the scope of our respective functions, we prepared the information related to the issuer contained in this report, which to the best of our knowledge and belief reasonably reflects its condition. Furthermore, we state that we are not aware that relevant information has been omitted or misrepresented in this report, or that this report contains information that is misleading to investors.

Grupo Televisa, S.A.B.

/s/ Alfonso de Angoitia Noriega	/s/ Bernardo Gómez Martínez
Alfonso de Angoitia Noriega Executive Co-President and Member of the Board of Directors	Bernardo Gómez Martínez Executive Co-President and Member of the Board of Directors

/s/ Carlos Ferreiro Rivas	/s/ Luis Alejandro Bustos Olivares
Carlos Ferreiro Rivas Vice President of Finance	Luis Alejandro Bustos Olivares Vice President of Legal and General Counsel

IX.	EXHIBITS

IX.1	Pro forma condensed consolidated financial statements of Grupo Televisa as of December 31, 2019, and for the years ended December 31, 2019 and 2020, and independent auditors’ assurance report.

English Translation

Grupo Televisa, S.A.B. and subsidiaries

Consolidated Condensed Proforma Financial Statements

As of December 31, 2019 and for the years ended December 31, 2020 and 2019

[English Translation]

Assurance Report of Independent Accountants on the compilation of Proforma Financial Information

To the Board of Directors of

Grupo Televisa, S.A.B.:

We have completed our assurance engagement to report on the compilation of the unaudited proforma condensed consolidated financial statements of Grupo Televisa, S.A.B. and subsidiaries (the “Group”), compiled by the management of the Group. The unaudited proforma consolidated financial statements comprise the unaudited proforma condensed consolidated statement of financial position as of December 31, 2019, and the unaudited proforma condensed consolidated statements of income for the years ended December 31, 2020 and 2019, and explanatory notes thereto (the “Unaudited Proforma Consolidated Financial Statements”) attached to the Information Memorandum on Corporate Restructuring. (the “Information Memorandum”) issued by the Group on April 20, 2021. The applicable criteria on the basis of which management has compiled the Unaudited Proforma Consolidated Financial Statements is described in notes 2 and 3.

The Unaudited Proforma Consolidated Financial Statements have been compiled by the Group to illustrate the impact of the events set out in note 2 on the financial position of the Group as of December 31, 2019, and in the results of the Group for the year ended December 31, 2019, as if such events or transactions had taken place at December 31, 2019, for purposes of the unaudited proforma consolidated statement of financial position, and January 1, 2019, for purposes of the unaudited proforma consolidated statement of income for such year. As part of this process, the financial position and results have been extracted by the Group from the audited consolidated financial statements of the Group as of December 31, 2019, and for the year then ended on which an audit report was issued dated April 21, 2020.

The Unaudited Proforma Consolidated Financial Statements have been compiled by the Group to illustrate the impact of the events described in note 2 in the results of the Group for the year ended December 31, 2020, as if such events or transactions had taken place on January 1, 2020. As part of this process, the results have been extracted by the Group from the unaudited consolidated financial statements for the year ended December 31, 2020, which were filed with the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) in its 2020 fourth quarter quarterly report.

Responsibility of Management on the Unaudited Proforma Consolidated Financial Statements.

Management is responsible for compiling the Unaudited Proforma Consolidated Financial Statements on the basis of the applicable criteria, which are detailed in notes 2 and 3.

[English Translation]

Our Independence and quality control

We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards), which is based on fundamental principles of integrity, objectivity, professional competence, and due care, confidentiality and professional conduct.

The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive quality control system including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Responsibility of the Independent Public Accountant

Our responsibility is to express an opinion about whether the Unaudited Proforma Consolidated Financial Statements have been compiled, in all material respects, by Group Management, on the basis of the criteria detailed in notes 2 and 3.

We conducted our work in accordance with International Standard on Assurance Engagements (ISAE) 3420 – “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform procedures to obtain reasonable assurance about whether the Group´s Management has compiled, in all material respects, the Unaudited Proforma Consolidated Financial Statements, on the basis of the criteria detailed in notes 2 and 3.

For purposes of this engagement, we are not responsible for updating or re-issuing any reports or opinions on any historical financial information used in compiling Unaudited Proforma Consolidated Financial Statements, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Unaudited Proforma Consolidated Financial Statements.

The purpose of the Unaudited Proforma Consolidated Financial Statements included in the Information Memorandum is solely to illustrate the impact of material events and transactions, described in notes 2 and 3, as if the event had occurred and the transactions were carried out on a date selected for illustration purposes. Accordingly, we do not provide any assurance that the actual outcome of the events and transactions described in notes 2 and 3, as of December 31, 2019, and for the years ended December 31, 2020 and 2019, would have been as presented.

[English Translation]

A reasonable assurance engagement to report on whether the Unaudited Proforma Consolidated Financial Statements have been compiled, in all material respects, on the basis of the applicable criteria, involves performing procedures to assess whether the criteria used by Group´s Management in the compilation of the Unaudited Proforma Consolidated Financial Statements provide a reasonable basis for presenting the significant effects directly attributable to the events and transactions, and to obtain sufficient appropriate evidence about whether:

•	The related proforma adjustments give appropriate effect to those criteria used, and

•	The Unaudited Consolidated Proforma Financial Statements reflect the proper application of those adjustments to the historical financial statements.

The procedures selected depend on the judgment of the independent public accountant, having regard to the understanding of the nature of the Group, the events and transactions in respect of which the Unaudited Proforma Consolidated Financial Statements have been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the Unaudited Proforma Consolidated Financial Statements as a whole.

We believe that the evidence that we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the Unaudited Proforma Consolidated Financial Statements as of December 31, 2019, and for the years ended December 31, 2020 and 2019 have been compiled, in all material respects, on the basis of the criteria described in notes 2 and 3.

Grupo Televisa, S.A.B. and subsidiaries

Consolidated Condensed Proforma Statement of Income

For the year ended December 31, 2019

(In thousands of Mexican pesos)

		Based		Proforma		Proforma
	Note	Figures		Adjustments		Amount
	4	(Audited)		(Unaudited)		(Unaudited)
Net sales		Ps.	101,757,181	Ps.	(30,095,462)	Ps.	71,661,719
Costo of sales			(59,067,362)		15,941,483		(43,125,879)
Selling expenses			(11,099,011)		1,468,092		(9,630,919)
Administrative expenses			(13,269,191)		1,250,140		(12,019,051)
Income before other expense			18,321,617		(11,435,747)		6,885,870
Other (expense) income, net			(1,316,587)		720,627		(595,960)
Operating income			17,005,030		(10,715,120)		6,289,910
Finance expense			(11,275,198)		(2,249,976)		(13,525,174)
Finance income			2,464,403		234,971		2,699,374
Finance expense, net			(8,810,795)		(2,015,005)		(10,825,800)
Share of income of associates and joint ventures, net			581,023		2,834,552		3,415,575
Income (loss) before income taxes			8,775,258		(9,895,573)		(1,120,315)
(Expense) benefit of income taxes			(2,668,445)		5,186,935		2,518,490
Income from continued operations			6,106,813		(4,708,638)		1,398,175
Income from discontinued operations, net			–		49,706,095		49,706,095
Net income		Ps.	6,106,813	Ps.	44,997,457	Ps.	51,104,270

The accompanying notes are part of these proforma condensed consolidated financial statements.

Grupo Televisa, S.A.B. and subsidiaries

Consolidated Condensed Proforma Statement of Financial Position

As of December 31, 2019

(In thousands of Mexican pesos)

		Base		Proforma
	Note	Figures		Adjustments		Proforma Amount
	4	(Audited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		Ps.	27,451,997	Ps.	53,862,483	Ps.	81,314,480
Trade notes and accounts receivable, net			14,486,184		(5,702,379)		8,783,805
Other accounts, taxes and notes receivable, net			10,692,774		(2,639,192)		8,053,582
Derivative financial instruments			1,715		–		1,715
Due from related parties			814,427		11,279,723		12,094,150
Transmission rights and programming			6,479,258		(5,890,228)		589,030
Inventories			1,151,421		(58,369)		1,093,052
Contract costs			1,379,400		–		1,379,400
Assets held for sale			2,369,665		–		2,369,665
Other current assets			3,298,061		(1,058,018)		2,240,043
Total current assets			68,124,902		49,794,020		117,918,922
Non-current assets:
Derivative financial instruments			2,877		–		2,877
Transmission rights and programming			7,901,590		(7,686,796)		214,794
Investments in financial instruments			44,265,899		(19,612,602)		24,653,297
Investments in associates and joint ventures			9,068,462		47,831,797		56,900,259
Property, plant and equipment, net			83,329,232		(7,784,561)		75,544,671
Investment property, net			-		2,260,004		2,260,004
Right-of-use assets, net			7,553,052		(250,523)		7,302,529
Intangible assets and goodwill, net			43,328,954		(604,517)		42,724,437
Deferred income tax assets			24,185,148		(3,776,246)		20,408,902
Contract costs			2,311,837		–		2,311,837
Other assets			271,847		(11,250)		260,597
Total non-current assets			222,218,898		10,365,306		232,584,204
Total assets		Ps.	290,343,800	Ps.	60,159,326	Ps.	350,503,126

		Base		Proforma
	Note	Figures		Adjustments		Proforma Amount
	4	(Audited)		(Unaudited)		(Unaudited)
LIABILITIES
Current liabilities:
Current portion of long-term debt and interest payable
Current portion of lease liabilities			1,257,766		(519,879)		737,887
Current portion of other notes payable			1,324,063		–		1,324,063
Derivative financial instruments			568,775		–		568,775
Trade accounts payable and accrued expenses			20,909,655		(6,661,497)		14,248,158
Customer deposits and advances			5,779,758		(4,283,314)		1,496,444
Income taxes payable			2,470,249		8,597,165		11,067,414
Other taxes payable			3,448,005		–		3,448,005
Employee benefits			911,935		(660,958)		250,977
Due to related parties			644,251		17,232,783		17,877,034
Liabilities related to assets held for sale			432,812		–		432,812
Other current liabilities			2,202,767		(366,113)		1,836,654
Total current liabilities			42,385,850		13,338,187		55,724,037
Non current liabilities:
Long-term debt, net of current portion			120,444,744		–		120,444,744
Lease liabilities, net of current portion			8,105,754		259,350		8,365,104
Derivative financial instruments			346,515		–		346,515
Customer deposits and advances			-		5,754,543		5,754,543
Income taxes payable			1,759,719		–		1,759,719
Deferred income tax liabilities			7,052,233		(1,248)		7,050,985
Post-employment benefits			1,468,112		(836,373)		631,739
Other long-term liabilities			3,376,640		(2,124,599)		1,252,041
Total non-current liabilities			142,553,717		3,051,673		145,605,390
Total liabilities			184,939,567		16,389,860		201,329,427
EQUITY			105,404,233		43,769,466		149,173,699
Total liabilities and equity		Ps.	290,343,800	Ps.	60,159,326	Ps.	350,503,126

The accompanying notes are part of these proforma condensed consolidated financial statements.

Grupo Televisa, S.A.B. and subsidiaries

Consolidated Condensed Proforma Statement of Income

For the year ended December 31, 2020

(In thousands of Mexican pesos)

		Base		Proforma		Proforma
	Note	Figures		Adjustments		Amounts
	4	(Unaudited)		(Unaudited)		(Unaudited)
Net sales		Ps.	97,361,634	Ps.	(25,567,122)	Ps.	71,794,512
Costo of sales			(56,989,655)		12,007,871		(44,981,784)
Selling expenses			(10,366,582)		1,348,279		(9,018,303)
Administrative expenses			(12,713,657)		1,032,664		(11,680,993)
Income before other expense			17,291,740		(11,178,308)		6,113,432
Other income, net			257,445		432,924		690,369
Operating income			17,549,185		(10,745,384)		6,803,801
Finance expense			(10,482,168)		88,779		(10,393,389)
Finance income			4,380,977		1,881,522		6,262,499
Finance expense, net			(6,101,191)		1,970,301		(4,130,890)
Share of income of associates and joint ventures, net			(5,769,411)		6,076,022		306,611
Income (loss) before income taxes			5,678,583		(2,699,061)		2,979,522
(Expense) benefit of income taxes			(5,004,657)		4,907,775		(96,882)
Income from continued operations			673,926		2,208,713		2,882,639
Income from discontinued operations, net			–		42,577,426		42,577,426
Net income		Ps.	673,926	Ps.	44,786,139	Ps.	45,460,065

The accompanying notes are part of these proforma condensed consolidated financial statements

Grupo Televisa, S.A.B. and subsidiaries

Notes to Unaudited Consolidated Condensed Proforma Financial Statements

For the years ended December 31, 2019 and 2020

(In thousands of Mexican pesos)

1. Activities

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios”, or “CPOs,” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares, or “GDSs,” on the New York Stock Exchange, or “NYSE,” under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico.

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group´s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision Communications broadcasts the Group’s audiovisual content through multiple platforms, in exchange for a royalty payment. In addition, beginning on December 29, 2020, the Group has equity representing 35.9% on a fully-diluted basis of the equity capital in Univision Holdings, Inc. or (UHI Holdings) or Univision Holdings II, Inc. (“Univision Holdings II”) as successor of Univision Holdings, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

The Content segment categorizes the Group’s sources of content revenue as follows: (a) Advertising; (b) Network Subscription Revenue; and (c) Licensing and Syndication.

The Advertising revenue is derived primarily from the sale of advertising time on the Group’s television broadcast operations, which include the production of television programming and broadcasting of Channels 2, 4, 5 and 9 (“television networks”), as well as the sale of advertising time on programs provided to pay television companies in Mexico and advertising revenue in the Group’s Internet business and the production of television programming and broadcasting for local television stations in Mexico. The broadcasting of television networks is performed by television repeater stations in Mexico, which are wholly-owned, majority-owned or minority owned by the Group or otherwise affiliated with the Group’s networks.

The Network Subscription revenue is derived from domestic and international programming services provided to independent cable television systems in Mexico and the Group’s direct-to-home (“DTH”) satellite and cable television businesses. These programming services for cable and pay- per-view television companies are provided in Mexico, other countries in Latin America, the United States and Europe. The programming services consist of both programming produced by the Group and programming produced by others.

The Licensing and Syndication revenue is derived from international program licensing and syndication fees. The Group’s television programming is licensed and syndicated to customers abroad, including Univision Communications.

2. Description of the Operation

The corporate restructuring (the "Corporate Restructuring" or "Operation") described in the Information Memorandum of the Company (“Information Memorandum”) consists of several acts pursuant to which, among other things and subject to certain exceptions, Grupo Televisa will merge its content business with a Mexican resident subsidiary of Univision Holdings, to create, together with Univision, one of the leading production companies of Spanish audiovisual content worldwide, in which Grupo Televisa will be the largest shareholder of the combined business.

As part of the Corporate Restructuring, Grupo Televisa will merge and contribute entities and assets of its Content segment to and with those of a subsidiary of Univision that is a Mexican resident. The value at which Grupo Televisa will contribute such entities and assets isU.S.$4,500 million, which amount will be received in a combination of cash and shares of Univision Holdings. As a result of the foregoing, Grupo Televisa will increase its equity interest in Univision Holdings to approximately 45% of the capital stock of Univision Holdings, which as of such date will hold, indirectly, 100% of the capital stock of Univision. Concurrently with the closing of the Corporate Restructuring, we expect that certain new investors, including SoftBank Latin America Fund, Google, and The Raine Group to subscribe for newly issued shares of Univision Holdings for aggregate cash consideration of U.S.$1,000 million. The increased equity interest of Grupo Televisa in Univision Holdings stated above reflects the subscription of new shares by these investors.

Grupo Televisa will use the proceeds from the Corporate Restructuring primarily to pay down debt, while continuing to pursue growth opportunities and strengthen its leading position through ongoing investments at its core businesses.

The Corporate Restructuring will be implemented pursuant to that certain Transaction Agreement dated April 13, 2021, which is described in further detail in the “II. Detailed Description of the Transaction” section of the Information Memorandum.

In addition, as part of the transactions to be carried out by Grupo Televisa in connection with the Corporate Restructuring, the Company, directly or through one of its subsidiaries, will assign certain programming, personnel, services and a license of certain intellectual property agreements and rights related to Grupo Televisa’s news business to Tritón Comunicaciones, an entity controlled by Emilio Fernando Azcárraga Jean, for an aggregate consideration of approximately Ps.940 million. Such assignment was approved by the Board of Directors of the Company, based on the approval and recommendation of such transaction by the Audit and the Corporate Practices Committees.

The closing of the Corporate Restructuring is subject to certain customary conditions that are set forth in the Transaction Agreement, including receipt of several regulatory approvals in Mexico, the United States and Colombia, and approval of the Corporate Restructuring by the shareholders of the Company.

For more information on the Corporate Restructuring see “II. Detailed Description of the Transaction” of the Information Memorandum.

3. Base Figures of the Group's Pro forma Condensed Consolidated Statements

The base figures of the Group’s consolidated condensed proforma statement of income for the year ended December 31, 2019, and of the pro-forma condensed consolidated statement of financial position as of December 31, 2019, derive from the Group’s audited consolidated financial statements as of December 31, 2019 , which were presented to the BMV and to the Comisión Nacional Bancaria y de Valores (“CNBV”) in the Company's Annual Report for the year ended December 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”).

The base figures of the Group's consolidated condensed proforma statements of income for the year ended December 31, 2020, derive from the Group’s unaudited consolidated financial statements as of December 31, 2020, which were presented to the BMV and the CNBV in the Company's Quarterly Report corresponding to the fourth quarter of 2020, which were prepared in accordance with IFRS Standards issued by the IASB.

The Group’s unaudited consolidated condensed proforma financial statements for the years ended December 31, 2019 and 2020, were prepared assuming that the Corporate Restructuring will be carried out as described in Note 2 and in the Information Memorandum, which includes the conditions related to its effectiveness and the authorizations required for this type of Operation. Also, the pro forma adjustments considered in these consolidated condensed proforma financial statements are based on assumptions and estimates made by the Company's management according to the information that is available. For this reason, they are subject to review at the time the Corporate Restructuring process is completed.

The Group’s unaudited consolidated condensed proforma financial statements for the year ended December 31, 2019 and 2020, have been prepared by management of the Company in applying the Group’s accounting policies. These unaudited consolidated condensed proforma financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2019, and unaudited consolidated financial statements as of December 31, 2020, referred to above.

4. Proforma Adjustments

In accordance with the terms of the Operation, the Group will dispose of certain assets and liabilities of its Content segment and transfer certain rights and intangible assets related to this business segment, in exchange for a cash amount of U.S.$3,000 million and shares issued by Univision Holdings II with a fair value assumed aggregate amount of U.S. $1,500 million (common shares with a fair value amount of U.S.$750 million and preferred shares with a fair value amount of U.S.$750 million). The effects of this Operation are included as proforma adjustments in the Group’s consolidated condensed proforma statement of income for the year ended December 31, 2019, the Group’s consolidated condensed proforma statement of financial position as of December 31, 2019, and the Group’s consolidated condensed proforma statement of income for the year ended December 31, 2020, as if the disposition of net assets and the aggregate consideration referred to above had been carried out and completed on January 1, 2019, on December 31, 2019, and on January 1, 2020, respectively. Additionally, for an appropriate interpretation and analysis of these consolidated condensed proforma financial statements and as a result of this Operation, other proforma financial and tax effects were recognized in the Group’s consolidated assets and liabilities as of December 31, 2019, and in the Group’s consolidated results of operations for the years ended December 31, 2019 and 2020, primarily in connection with (i) the exercise of warrants for common shares of the capital stock of Univision Holdings; (ii) the share of income or loss of United Holdings II; (iii) the annual dividend from the Group’s investment in preferred shares of United Holdings II; (iv) the reverse of the impairment adjustment recognized by the Group on its investment in shares of Univision Holdings in the first quarter of 2020; (v) the supplementary adjustments for the designated hedge relationship between the Group’s U.S. dollar denominated debt and the Group’s investment in common and preferred shares of Univision Holdings and/or Univision Holdings II; (vi) the buy and sell, and leasing of real state property related to the Content business segment; as part of an internal restructuring of the Group's assets, as well as the subsequent lease of properties to Univision Holdings as part of the Operation, (vii) the effects of foreign currency translation, foreign exchange gain or loss, and interest income on the cash and shares of Univision Holdings II received by the Group; and (viii) the tax effects on these transactions, as applicable. The main proforma adjustments are described as follows:

1.	The disposition of the primary consolidated assets and liabilities of the Group’s Content business segment, the transfer of certain rights related to this business segment, the disposition of the Group’s assets and liabilities of its feature film production and distribution business, and the disposition of certain Group’s investments in associates and equity financial instruments, were accounted for in the Group’s consolidated condensed proforma financial statements as if the disposition of all of these net assets has been carried out and completed on January 1, 2019, as of December 31, 2019, and January 1, 2020, based on the carrying amount of the Group’s consolidated net assets as of those dates, respectively.

2.	The aggregate consideration to be received by the Group in connection with the disposition of the net assets, and the transfer of rights and intangible assets referred to in the above paragraph, was accounted for by the Group in its consolidated condensed proforma financial statements for the year ended December 31, 2019, as of December 31, 2019 and for the year ended December 31, 2020, as if this aggregate consideration had been received by the Group on January 1, 2019, as of December 31, 2019, and January 1, 2020, respectively. The aggregate consideration for this Operation includes cash in the amount of U.S.$3,000 million and common and preferred shares issued by Univision Holdings II with a fair value assumed amount of U.S.$1,500 million. Additionally, as part of this Operation, the Group will also receive a consideration of Ps.940,000 for the transfer of rights of news content production to a related party other than Univision Holdings.

3.	The consideration in cash to be received by the Group in connection with this Operation was classified as cash and cash equivalents denominated in U.S. dollars in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2019, as if such consideration had been received on that date. The interest income and the related foreign exchange gain or loss from these U.S. dollar cash equivalents were accounted for by the Group in its consolidated condensed and proforma statements of income for the years ended December 31, 2019 and 2020, as if the cash consideration had been received on January 1, 2019 and 2020, respectively, and assuming that the aggregate amount of this consideration had been maintained as cash equivalents denominated in U.S. dollars during 2019 and 2020, respectively. The annual interest rate applicable to these cash equivalents in U.S. dollars was of 2.2% and 0.4% for the years ended December 31, 2019 and 2020, respectively, and the related interest income was presented as proforma consolidated finance income for the years ended December 31, 2019 and 2020, respectively.

4.	The aggregate consideration referred to above will include an amount of U.S.$277 million related to the right of use of the broadcasting television concessions for 20 years beginning in 2022. This amount was accounted for as an advance from Univision Holdings in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2019, as if the advance had been received on that date, and it will be recognized by the Group as an income in future years in the same term required for amortizing the amount paid by the Group for these concessions. For tax purposes, this advance from Univision Holdings will be taxable on the payment date, for which a deferred income tax of Ps.1,726,363 was accounted for in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2019. As the Group will start amortizing the paid amount for these concessions and recognizing the related income for the advance received from Univision Holdings beginning in 2022, none proforma adjustments were accounted for these effects in the Group’s consolidated condensed proforma statements of income for the years ended December 31, 2019 and 2020, respectively.

5.	As of result of the consideration to be received by the Group in connection with the disposition of the Group’s net assets and the transfer of rights and intangible assets referred to above, the Group accounted for a related income tax expense in the aggregate amount of Ps.15,684,000, of which Ps.9,924,000 would be paid in cash by the Group, Ps.3,471,000 would be settled by the use of tax losses recognized by the Group in prior years as deferred income tax assets, and Ps.2,289,000 would be credited by applying withholding income taxes for payments made abroad by the Group.

6.	The gain resulting from this Operation, net of related income taxes, for an amount of Ps.49,048,095 and Ps.41,919,426, was classified as income of discontinued operations in the Group’s consolidated condensed proforma statements of income for the years ended December 31, 2019 and 2020, respectively, as if this Operation had been carried out on January 1, 2019 and 2020, respectively. This income of discontinued operations, net, was also recognized in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2019, forn an amount of Ps.41,908,834, as if this Operation had been carried out on that date. The income of proforma discontinued operations, net of related income taxes, was as shown on the next page.

	Income of Proforma
Consolidated Condensed	Discontinued		Net of income
Proforma Financial Statement	Operations		taxes
Of Income for the year ended December 31, 2019	Ps.	65,672,095	Ps.	49,706,095
Of Financial Position as of December 31, 2019		58,532,834		42,566,834
Of Income for the year ended December 31, 2020		58,543,426		42,577,426

7.	On December 29, 2020, the Group exercised all of its outstanding warrants as of that date for common shares of Univision Holdings and increased its share in the Univision Holdings capital from 10% to approximately 36% on a fully diluted basis. In connection with this Operation, and for purposes of these consolidated condensed proforma financial statements, the Group included as a proforma adjustment the exercise of its warrants for common shares of Univision Holdings carried out by the Group on December 29, 2020, as if the exercise of these warrants for common shares of Univision Holdings had been carried out on January 1, 2019, as of December 31, 2019, and on January 1, 2020, respectively.

8.	In connection with the common shares and preferred shares to be issued by Univision Holdings as consideration to the Group for this Operation, the Group’s share in the capital of Univision Holdings would be increased approximately 36% on to 45% on as-converted, fully diluted basis, of the capital. Assuming that the preferred shares would be initially classified by the Group as financial instruments, the Group’s initial share in Univision Holdings would be of 40.45%. Therefore, the Group accounted for as a proforma adjustment in its consolidated condensed proforma financial statements of income for the years ended December 31, 2019 and 2020, share of income or loss of 40.45% in the proforma income or loss of Univision Holdings II for those years. For purposes of recognizing its share in the consolidated results of Univision Holdings the Group used the consolidated financial statements of income of Univision Holdings for the years ended December 31, 2019 and 2020, which were prepared by management of Univision Holdings on an IFRS basis and recognizing certain proforma adjustments, primarily in connection with the proposed acquisition of the Content business of the Group.

9.	The consideration for the common and preferred shares to be issued by Univision Holdings II to be received by the Group as part of the Operation, includes an amount of U.S.$750 million related to common shares, to be issued by Univision Holdings II and U.S.$750 million related to preferred shares to be issued by Univision Holdings II with an annual dividend of 5.5%. The common and preferred shares to be issued by Univision Holdings II are classified under applicable IFRS as investments in associates and investments in equity financial instruments, respectively, in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2019, as if such investments had been made on that date. The carrying amount of preferred shares was maintained at fair value of the date of acquisition of these shares for purposes of these consolidated condensed proforma financial statements, and they were not measured at fair value during the years of 2019 and 2020, primarily for practical difficulty for measuring these effects retrospectively.

10.	The consideration to be received by the Group in the form of preferred shares to be issued by Univision Holdings II, which would have an annual dividend of 5.5%, and would be convertible in common shares of Univision Holdings II, were not considered for determining the Group’s share in the capital of Univision Holdings II because of its features similar to debt financial instruments in accordance with the guidelines of applicable IFRS. The annual dividend of 5.5% on the U.S.$750 million fair value of these preferred shares, was recognized as a finance income in the Group’s consolidated condensed proforma statements of income for the years ended December 31, 2019 and 2020, as if the Operation had been carried out and completed on January 1, 2019 and 2020, respectively. These preferred shares were classified as financial instruments in the Group’s consolidated condensed proforma statement of financial position as of December 31, 2019. These preferred shares issued by Univision Holdings II would be considered in the Group’s share in the capital of Univision Holdings II when they were converted by the Group into common shares of Univision Holdings II.

11.	The proforma adjustments related to the income tax for taxable or deductible results recognized in the Group’s consolidated condensed Statements of income for the years ended December 31, 2019 and 2020, were accounted for by using an income tax rate of 30%, which was the rate applicable in 2019 and 2020 in accordance with the Mexican Income Tax Law. The Group’s base figures in its consolidated condensed proforma financial statements include an effective income tax rate for the results of operations as applicable to those base figures.

5.	Authorization of Pro Forma Condensed Consolidated Financial Statements

These pro forma condensed consolidated financial statements were authorized for issuance on April 16, 2021, by the Group’s Corporate Vice President of Finance.

IX. 2. Opinion of LionTree to the Board of Directors related to the Corporate Restructuring.

CONFIDENTIAL LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065 April 13, 2021 The Board of Directors Grupo Televisa, S.A.B. Av. Vasco de Quiroga No. 2000 Colonia Santa Fe 01210 Mexico City Mexico Dear Members of the Board: We understand that Grupo Televisa, S.A.B. (the “Company”) proposes to enter into a Transaction Agreement, to be dated as of April 13, 2021 (the “Agreement”) among the Company, Univision Holdings, Inc. (“United”), and certain other parties, pursuant to which certain assets of and related to the Company’s content business (including entities holding such assets) (collectively, “ContentCo”)) and United will be combined in exchange for (a) US$3.0 billion in cash (the “Cash Consideration”) and (b) US$750 million of shares of United Class A Common Stock, and US$750 million of shares of United Series B Preferred Stock (collectively, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”), subject to certain adjustments (as to which we express no opinion). In addition, you have informed us, and we understand, that the Company owns approximately 35.90% of the outstanding Class A common stock of United (the “Existing Investment”). The transactions contemplated by the Agreement (collectively, the “Transaction”) and the terms and conditions thereof are more fully set forth in the Agreement. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be received by the Company in the Transaction. In arriving at our opinion, we have, among other things: reviewed a draft, dated April 13, 2021, of the Agreement; reviewed certain publicly available business and financial information relating to United, ContentCo, and the Company; reviewed certain historical financial information and other data relating to the Company and ContentCo that were provided to us by the management of the Company, approved for our use by the Company, and not publicly available; reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of ContentCo that were provided to us by the management of the Company, approved for our use by the Company, and not EAST\180152441.15

publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2021, through December 31, 2025, prepared by the management of the Company and ContentCo; reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of United that were provided to us by the management of the Company, approved for our use by the Company, and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2021, through December 31, 2025; reviewed certain estimates of cost savings, capex savings, potential revenue enhancements, OTT upside and other synergies (collectively, the “Transaction Effects”), in each case, for the fiscal years ending December 31, 2021, through December 31, 2025, prepared by the management of the Company, together with United, and approved for our use by the Company; conducted discussions with members of the senior management of the Company concerning the business, operations, historical financial results, and financial prospects of the Company, ContentCo, and United, the Transaction Effects, and the Transaction; reviewed certain financial and stock market data of the Company and United and compared that data with similar publicly available data for certain other companies; reviewed certain pro forma effects relating to the Transaction, including the effects of anticipated financings, prepared by management of the Company together with United, and approved for our use by the Company; and conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ContentCo or United, or any of their respective subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects, and pro forma effects referred to above, we have assumed, with your consent and based on advice of management of the Company, that they have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company and the management of United as to the future financial performance of ContentCo and United (including the Transaction Effects and pro forma effects). We express no opinion with respect to such forecasts or estimates (including any Transaction Effects or pro forma effects). We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company and United. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company with respect to such matters. Our opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to us as of, the date hereof and our opinion speaks only as of the date hereof. Our opinion does not address the Company’s underlying business decision to engage in the Transaction or any related transaction, the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to the Company, or whether the consideration to be received by the Company pursuant to the Agreement represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, ContentCo or the Company, or any other alternative transaction, nor did we negotiate with any party with respect to the Transaction or any other possible acquisition, business combination, or alternative transaction. We also express no view as to, and our opinion does not address, the solvency of the Company or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the Company of the Consideration to be received by the Company pursuant to the Agreement. In rendering this opinion, we have taken into consideration the impact of the Transaction on the Company’s Existing Investment. Except for our other fairness opinion dated the date hereof and referred to below, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction, including any post-closing adjustment to the Consideration or any portion thereof (in each case, whether as a result of any working capital adjustment, indemnification obligations, or otherwise), the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company, United, or any of their respective affiliates. Except for our other fairness opinion dated the date hereof and referred to below, we have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, United, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, commercial agreements, or otherwise) contained in any agreement related to the Transaction (including the New Stockholders Agreement and the Transition Services Agreement) or under applicable law, any allocation of the Consideration (or any portion thereof) among the forms of Stock Consideration and/or the Cash Consideration included in the Consideration, or the fair market value of ContentCo, United, or the Stock Consideration. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, whether relative to the Consideration or otherwise. This letter should not be construed as creating any fiduciary duty on the part of LionTree Advisors LLC (or any of its affiliates) to any party. We express no opinion as to what the value of the Stock Consideration will be when issued pursuant to the Transaction or the prices at which any securities of the Company or of United will trade at any time, or as to the potential effects of volatility in the credit, financial, and stock markets on the Company, ContentCo, United, or the Transaction. In rendering this opinion, we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final executed form of the Agreement, and the related Transaction documents, will not differ from the draft that we have reviewed, (ii) the representations and warranties of the parties to the Agreement, and the related Transaction documents, are true and correct, (iii) the parties to the Agreement, and the related Transaction documents, will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Agreement and the related Transaction documents, and (iv) the Transaction will be consummated in accordance with the terms of the Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof, and without any adjustment to the Consideration. We have also assumed, with your consent, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Transaction or otherwise contemplated by the Agreement will be obtained without any adverse effect on the Company, United, ContentCo, or on the expected benefits of the Transaction in any way meaningful to our analysis. To the extent that any transactions contemplated by the Reorganization Agreement are consummated, we have assumed that such transactions will not be in any way meaningful to our analysis. This opinion is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the sole purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder or any other party as to how to vote or act with respect to the Transaction or any other matter. We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction, and are also issuing a fairness opinion to the Audit Committee of the Board of Directors and the Corporate Practices and Compensation Committee of the Board of Directors in connection with certain other transactions related to the Transaction. We will receive a fee for our services, which is payable in connection with these opinions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, we and our affiliates have provided investment banking services to the Company, United, and their respective affiliates unrelated to the proposed Transaction, for which we and our affiliates received compensation, including having acted as financial co-advisor to Univision Holdings, Inc. (“Univision”) in connection with the sale by the exiting investor group (including Madison Dearborn Partners, Providence Equity Partners, TPG, Thomas H. Lee Partners and Saban Capital Group) of a majority of the equity interests in Univision in 2020. In addition, we, and our affiliates, have acted as financial advisor to companies at which certain Directors of the Company and of Univision are, or have been in the past two years, executives. This includes Jon Feltheimer, Michael Thomas Fries and David M. Zaslav on the Company’s Board of Directors and Wade Davis and Eric Zinterhofer on the Univision Board of Directors. Companies associated with them and to whom we have provided services and/or received material compensation from during the past two years include: Liberty Global plc and its affiliates, to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation; Liberty Latin America and its affiliates, to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation; Viacom, Inc. and its affiliates, to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation; and Searchlight Capital Partners, L.P, its affiliated funds and portfolio companies (collectively “Searchlight”) to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation. In addition, one of our affiliates has co-invested, and may in the future co-invest, with Searchlight, through LightTree Capital Solutions, to provide differentiated, value-added capital solutions to TMT companies currently underserved by traditional venture capital and bank financing options. As at the date of this letter, no co-investment opportunity involving Searchlight is being negotiated or is subject to due diligence. We and our affiliates may also seek to provide such services to the Company, United, their respective affiliates, and companies associated with them in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of the Company, United, and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree Advisors LLC. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company. Very truly yours, LIONTREE ADVISORS LLC

IX.3	Opinion of LionTree to the Audit and Corporate Practices Committees of the Board of Directors related to the assignment of the news agreements.

CONFIDENTIAL LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065 April 13, 2021 The Audit Committee of the Board of Directors The Corporate Practices and Compensation Committee of the Board of Directors Grupo Televisa, S.A.B. Av. Vasco de Quiroga No. 2000 Colonia Santa Fe 01210 Mexico City Mexico Dear Members of the Board: We understand that Grupo Televisa, S.A.B. (the “Company”) proposes to enter into a News Assignment Agreement, to be dated as of April 13, 2021 (the “Agreement”) pursuant to which certain programming, personnel, services and a license of certain intellectual property agreements and rights related to the Company’s news business (collectively, “NewsCo”) will be assigned to an affiliate of Emilio Fernando Azcárraga Jean (the “News Counterparty”) in exchange for an aggregate of 940 million Mexican pesos in cash (the “Consideration”), subject to certain adjustments (as to which we express no opinion). The transactions contemplated by the Agreement (collectively, the “Transaction”) and the terms and conditions thereof are more fully set forth in the Agreement and the Presentation (as defined below). You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be received by the Company in the Transaction. In arriving at our opinion, we have, among other things: reviewed a draft presentation, dated March 2021 (file name “News Co – Estatus Marzo 26 21 v.3 (002).ppt”, outlining key terms of the transaction, provided to us by management of the Company (the “Presentation”); reviewed certain publicly available business and financial information relating to NewsCo and the Company; reviewed certain historical financial information and other data relating to the Company and NewsCo that were provided to us by the management of the Company, approved for our use by the Company, and not publicly available; reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of the Company and NewsCo that were provided to us by the management of the Company, approved for our use by the Company, and not publicly available, including financial forecasts and estimates EAST\180495461.10 for the fiscal years ending December 31, 2021, through December 31, 2040, prepared by the management of the Company; reviewed certain estimates of costs payable (cost + 20% margin) by Univision Holdings, Inc. or its successor (“United” or “Univision”) to the News Counterparty as a result of the transaction (the “Transaction Effects”) for the fiscal years ending December 31, 2021 through December 31, 2040, prepared by the management of the Company and approved for our use by the Company; conducted discussions with members of the senior management of the Company concerning the business, operations, historical financial results, and financial prospects of the Company, NewsCo, the Transaction Effects, and the Transaction; reviewed certain pro forma effects relating to the Transaction, including the effects of anticipated financings, prepared by management of the Company and approved for our use by the Company; and conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of NewsCo, or any of its subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects, and pro forma effects referred to above, we have assumed, with your consent and based on advice of management of the Company, that they have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of NewsCo and the Company (including the Transaction Effects and pro forma effects). We express no opinion with respect to such forecasts or estimates (including any Transaction Effects or pro forma effects). We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company with respect to such matters. Our opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to us as of, the date hereof and our opinion speaks only as of the date hereof. Our opinion does not address the Company’s underlying business decision to engage in the Transaction or any related transaction, the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to the Company, or whether the consideration to be received by the Company pursuant to the

Agreement represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, NewsCo or the Company, or any other alternative transaction, nor did we negotiate with any party with respect to the Transaction or any other possible acquisition, business combination, or alternative transaction. We also express no view as to, and our opinion does not address, the solvency of the Company or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the Company of the Consideration to be received by the Company pursuant to the Agreement. Except for our other fairness opinion dated the date hereof and referred to below, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction, including any post-closing adjustment to the Consideration or any portion thereof (in each case, whether as a result of any working capital adjustment, indemnification obligations, or otherwise), the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company, the News Counterparty, or any of their respective affiliates. Except for our other fairness opinion dated the date hereof and referred to below, we have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, the News Counterparty, NewsCo, United, or any of their respective affiliates contained in any agreement related to the Transaction or under applicable law, or the fair market value of NewsCo. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, whether relative to the Consideration or otherwise. This letter should not be construed as creating any fiduciary duty on the part of LionTree Advisors LLC (or any of its affiliates) to any party. We express no opinion as to what price any securities of the Company will trade at any time, or as to the potential effects of volatility in the credit, financial, and stock markets on the Company, NewsCo, or the Transaction. In rendering this opinion, we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final executed form of the Agreement, and the related Transaction documents, will not differ from the descriptions thereof in the Presentation that we have reviewed, (ii) the representations and warranties of the parties to the Agreement, and the related Transaction documents, are true and correct, (iii) the parties to the Agreement, and the related Transaction documents, will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Agreement and the related Transaction documents, and (iv) the Transaction will be consummated in accordance with the terms of the Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof, and without any adjustment to the Consideration. We have also assumed, with your consent, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Transaction or otherwise contemplated by the Agreement will be obtained without any adverse effect on the Company,

United, NewsCo, or on the expected benefits of the Transaction in any way meaningful to our analysis. This opinion is provided solely for the benefit of the Audit Committee of the Board of Directors and the Corporate Practices and Compensation Committee of the Board of Directors (collectively, the “Committees”) (in each case, in its capacity as such) in connection with, and for the sole purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder or any other party as to how to vote or act with respect to the Transaction or any other matter. We have acted as financial advisor to the Committees in connection with the Transaction, and are also issuing a fairness opinion to the Board of Directors in connection with certain other transactions related to the Transaction. We will receive a fee for our services, which is payable in connection with these opinions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, we and our affiliates have provided investment banking services to the Company, United, and their respective affiliates unrelated to the proposed Transaction, for which we and our affiliates received compensation, including having acted as financial co-advisor to Univision in connection with the sale by the exiting investor group (including Madison Dearborn Partners, Providence Equity Partners, TPG, Thomas H. Lee Partners and Saban Capital Group) of a majority of the equity interests in Univision in 2020. In addition, we, and our affiliates, have acted as financial advisor to companies at which certain Directors of the Company and of Univision are, or have been in the past two years, executives. This includes Jon Feltheimer, Michael Thomas Fries and David M. Zaslav on the Company’s Board of Directors and Wade Davis and Eric Zinterhofer on the Univision Board of Directors. Companies associated with them and to whom we have provided services and/or received material compensation from during the past two years include: Liberty Global plc and its affiliates, to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation; Liberty Latin America and its affiliates, to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation; Viacom, Inc. and its affiliates, to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation; and Searchlight Capital Partners, L.P, its affiliated funds and portfolio companies (collectively “Searchlight”) to whom we provide financial advisory services from time to time and from whom we have received and expect to receive material compensation. In addition, one of our affiliates has co-invested, and may in the future co-invest, with Searchlight, through LightTree Capital Solutions, to provide differentiated, value-added capital solutions to TMT companies currently underserved by traditional venture capital and bank financing options. As at the date of this letter, no co-investment opportunity involving Searchlight is being negotiated or is subject to due diligence. We and our affiliates may also seek to provide such services to the Company, United, the News Counterparty, their respective affiliates, and companies associated with them in the future and expect to receive fees for the rendering of these services. In the ordinary course of business,

The Audit Committee of the Board of Directors The Corporate Practices and Compensation Committee of the Board of Directors April 13, 2021 Page 5 certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of the Company, United, the News Counterparty, and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree Advisors LLC. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Company pursuant to the Agreement is fair, from a financial point of view, to the Company. Very truly yours, LIONTREE ADVISORS LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 20, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel